

Charlie Foxtrot Brewing

Creating brotherhood over beer

Business plan
Prepared September 2020

Contact Information

Nicolas York

charliefoxtrotbrewing@gmail.com

941-763-0241

www.charliefoxtrotbrewing.com

Table of Contents

Executive Summary

Opportunity

Opportunity

As the first brewery in the city of North Port, Florida Charlie Foxtrot Brewing will strive to be the premier brewery in the city, as well as Sarasota County. Customers will enjoy a relaxing and welcoming atmosphere with some military charm. The taproom will provide a place for the community to enjoy board games, music, television, and the enjoyment of friendly conversation.

Products/Services

Charlie Foxtrot Brewing (CFB) will offer the local community a place where they can gather together and enjoy quality beer and entertainment. Offering a variety of beer, ciders, and wines to our guests in the taproom and beers to go. CFB will offer a conference room to be used for special events and regularly scheduled events held by CFB. CFB will also offer beer through distribution to other restaurants, bars, and retail location.

Company

CFB is dedicated to providing a gathering place for locals and tourists alike, where bonds of friendship can turn into brotherhood. Our focus being on helping transitioning veterans regain their sense of brotherhood allows us to stand out above the rest. Partnering with organizations such as The 22 Project and standing behind their mission to help heal our fellow veterans who suffer from the side effects of Post Traumatic Stress Disorder and Traumatic Brain Injuries. Becoming the first brewery, and backbone, of North Port allows us to lay the path for those who may follow in our footsteps. May those who follow our footsteps, allow our social mission to drive them to find a social mission of their own.

Market & Customers

The city of North Port has a population of approximately 73,000 of which 6,300 are veterans. CFB will target the veteran community first through our branding and connections with the American Legions and Veterans of Foreign Wars. Additionally, being the first brewery in North Port will allow us to gain support from the community, especially as the city currently has a limited amount of alternative options. As we grow through distribution we will gain statewide recognition drawing in tourist to CFB.

Overall, the beer industry has declined by 0.8% over the last two years. Yet the craft beer industry has grown by an average of 3.9% each year with imported beer also seeing an increase of 3.6%. The 3.9% growth in the craft beer market is a $27.6B growth or a 7% increase in sales per dollar, with the industry having $114.2B in annual sales. This shows that the population is moving away from the Macro breweries and supporting local breweries. Within the state of Florida there are 285 craft breweries resulting in a $3.65B economic impact putting Florida at 5th in the country. However, the 1.7 breweries per capita puts Florida at 44th in the country with plenty of room to grow.

CFB's strategic location creates a 30 minute radius between it and any other brewery in the area. Located off of Interstate 75 allows for travelers to have easy access while exploring craft breweries within Southwest Florida. CFB will not only draw from the 73,000 people in North Port but the 53,000 from Port Charlotte.

CFB will maintain its customer base through supporting the community, special events, sponsorship, and loyalty to our customers.

Expectations

Operations

CFB's vision is to serve artisan craft beer to people in the city of North Port and provide a service they have been asking for. While the primary goal is running and maintaining a production brewery, it is equally as important for CFB to create a business venture that contributes to the growth and vitalization of the city.

Financials

CFB will provide craft beers starting at $5 per pint and ranging to $10 for an eight ounce pour. While offering flights between the price of $9-$15 depending on beer selection. CFB will offer 32 ounce crowlers to go starting at $12, four and six packs of beer starting at $8. Distribution of 1/6 barrel kegs starting at $65 and 1/2 barrel kegs starting at $110 will provide an additional source of income. Sales of merchandise will offer an additional stream of revenue but also increase brand recognition.

Opportunity

Problem/Opportunity Statement

Transitioning veterans find themselves isolated upon re-entry into the civilian world. According to Florida Department of Veterans Affairs the state of Florida has one of the highest veteran populations in the nation at 1,525,400 of the 20,000,000 in the country. After a recent study by Veterans Affairs the number of veteran suicides has actually decreased from 22 a day to 17 a day. Mental health has been listed as one of the main factors for veteran suicide. This is due to the isolation veterans find themselves in during their transition, in addition to the increase of Post Traumatic Stress Disorder (PTSD) found in today's veterans. One of our founders Nicolas York found relief in growing bounds with fellow service members and veterans with similar experiences. Enjoying different craft beers and engaging in conversation led to the door being open for us to talk about their struggles with PTSD. Through surveys and discussions with veterans we found that the Gulf War till Operation Enduring Freedom campaign veterans do not have anywhere they can go to recreate that method. Providing a pathway for Charlie Foxtrot Brewing to be successful and fill that need.

Unique Value Proposition

Currently there are two different organizations that are designed to bring veterans together that offer alcohol. The American Legion and the Veterans of Foreign Wars both our non-profits focused on helping veterans in their transition out of, and life after the military. However, these organizations are becoming outdated and predominately serve the older generation of veterans. We are focusing on the Gulf War to Operation Enduring Freedom campaign era veterans who feel out of place at these venues. Most of these veterans find themselves too old to relate to college students and too young to relate to the veterans at these organizations. This leads to them further isolating themselves, putting more stress on their mental health. Charlie Foxtrot Brewing will offer a value to these veterans as we are owned by veterans who also fall into this new era of veterans. For those veterans seeking to follow our methodology of easing transition and dealing with PTSD will find our taproom to the best fit. Typical patrons of craft breweries are between the ages of 30 and 55, the same ages as the veterans of our target eras. This subconsciously helps put the veteran at ease as soon as they walk in, having a veteran behind the bar serving them beer will also aid in this. Upon walking in they will find the interior to be full of nostalgia of their service while brighten their new found civilian lifestyle. The beers will be named after military units, common phrases, and inside jokes to help start conversations. As the customers become more comfortable they will begin creating those bonds with each other and the bartender. There will be merchandise available to purchase for those interested, this will allow for more conversations to be had outside of the brewery. Adding another avenue for conversations to be made to help bring the veterans out of isolation and ease the transition. Through distribution of our 22 Troop Lager we will be able to get our message and mission outside of the brewery. Countless engagements and conversation will be had over a 6-pack of 22 Troop helping our mission succeed.

Company Overview

*History

In 2015, Nicolas York was approached to invest into a brewery a family friend of his was starting in Michigan. Before initially investing Nicolas completed a significant amount of research into the industry. Between the research and his love of craft beer, he decided he would like to attempt to open his own brewery. At the end of 2016 the United States Army decided to put York through a medical evaluation board to see if his back injury would allow him to deploy again. Once they determined that Nicolas was unable to deploy again he began the separation process from the army. Through this process he was able to attend the Boots to Business one week course to look into opening a business after separation. That is when he started to consider doing it and the process of creating and beginning this Brewing Business began. After nearly a year of civilian life Tim, a family friend of his, and Nicolas decided that they would try to achieve the goal of owning a brewery. At that time the two determined Tim would be the Brewer due to his access to schooling and wealth of breweries in the Asheville area and Nicolas would focus more on the business side of it and complete a business degree at Florida Gulf Coast University. During that time he joined the Veterans Entrepreneurship Program offered at the Emergent Technology Institute. Nicolas worked closely with his mentors that helped him focus on their business goals and their mission statement. This helped them to create Charlie Foxtrot Brewing. After completing the program he later changed his major to Entrepreneurship and completed the Runway program offered through the school. Focusing on the fact that Tim and

Nicolas were veterans and have dealt with the issues of transitioning out of the military certainly helped shape Charlie Foxtrot Brewing.

Mission & Vision

Mission

To create an atmosphere that will allow the community to grow together, learn from each other, give back, and enjoy craft beer. While offering support to the veteran community through networking and personal interactions.

Vision

Charlie Foxtrot Brewing will become a nationally recognized brewery promoting mental health awareness to change the stigma around it. Not only for veterans with PTSD but for anyone effected by mental health.

Org Structure: Leadership, Advisors, & Mentors

Team

Brewing operations will be overseen by Co-Founder Timothy Price

Business operations will be overseen by Co-Founder Nicolas York.

Brewing Tech- Daniel Burke (Tentative)

Bar Manager- Kurt Tavares (Tentative)

Attorney- Jeffrey Lampley

Accountant- Marnie Keller

Positions Needed:

Bartender- 5 To run day to day sales

Brewing tech- 1 To learn to brew and help with the cleaning of the equipment

Social Media/ Advertising- Megan Lerch (Tentative) Keep us up to date with customers and gain new customers

Outside Sales- 4 Gain more clients for distribution sales

Event Planner/Coordinator- 1 To host events and to find events to be apart of to help gain customers

Advisors

Mentors at Florida Gulf Coast University:

Paul Evans- Entrepreneurship teacher, entrepreneur, and mentor

Mark Bole- Financial mentor, entrepreneur, and Entrepreneurship teacher

Scott Kelley- Entrepreneurship teacher, entrepreneur, and mentor

Troy Bolivar- Veteran and Entrepreneurship mentor

Amy Andrews- Veteran Entrepreneur Program Coordinator

John Gullman- The 22 Project and 30+ years business financing and start up experience

Legal Structure

The Company will be organized as a micro-brewery. Timothy Price and Nicolas York are the original founders of the Company and will be the Members and Managers of the Company. The Company plans to operate a brewery in North Port, Florida. The company is formed as a Florida Limited Liability Company, and the brewery will be managed by the Managers.

Industry Analysis

Industry Overview

The Brewery Industry has continued to grow over the last several years. Due to the rapid increase of sales, the craft beer industry has now reached 27.6 billion dollars. In 2018, the Craft Beer market increased 3.9% and 7% for dollar sales growth. The stage that this industry would identify with in the life cycle of businesses is the growth stage, as it has not quite matured yet but is continuing to progress each year as it climbs the totem pole and takes over more beer sales.

Based on the data we have collected, it means that there is room for us to grow in the industry and have a successful company because trends show it continuing to move up. Since the early 2000's the revenue generated by this industry has continued to climb steadily upwards. As of 2018, there are roughly 7000 craft breweries located around the United States. Just within Florida, there are roughly 300 craft breweries competing within the same market as Charlie Foxtrot.

As far as setting ourselves apart from other business and products in the industry, we have decided to donate a portion of our funds to the 22 Project. The 22 project supports disabled U.S. veterans to reduce the issues that they have with PTSD. Another aspect of our business setting us apart, is that we are heavily supportive of the military community, which is where we got our name. The trends in recent years particularly show that this industry is becoming more valuable to the consumer and more people are purchasing craft beer products, in the U.S as well as

within Florida. A few of the success factors would potentially stem from high quality marketing, responsiveness, customer service, equipment and ingredients.


U.S. BEER PRODUCTION VOLUME 2019
OVERALL BEER -1.6%
3.6% CRAFT
SOURCE: BREWERS ASSOCIATION, BOULDER CO
2019 CRAFT BEER INDUSTRY PRODUCTION VOLUME
CONTRACT BREWING COMPANIES 1.2%
MICROBREWERIES 18.6%
BREWPUBS 6.1%
TAPROOM 6.1%
REGIONAL 68.0%

Competitive Context

Competitors include Peace River Beer company, Fat Point Brewing in Punta Gorda, Millennial Brewing near downtown Fort Myers, newly opened Coastal Dayz Brewing on the far West end of downtown Fort Myers. Fort Myers Brewing, BJ's Restaurant and Brew house, and Palm City Brewing, Old Soul Brewing, and Point Ybel Brewing Company in South Fort Myers. Big Storm Brewery, Eight-Foot Brewery, No. 3 Craft Brews and Beer Bar, Big Blue Brewing, and Scotties Bierworks in South Cape Coral.

Being a Veteran Owned Small Business will afford us additional resources for our business. Utilizing a VA guaranteed business loan, state tax and federal tax benefits to veteran owned business' as well. This will allow us to put more money back into the business in forms of advertising, expansion, and most importantly employee benefits. By focusing in on our time served in the military we will draw customers from both the military community and those you support our military.

Charlie Foxtrot Brewing's biggest difference to its competitors is its social mission of giving back to the 22 project and supporting veterans and working to end isolation. So much of what Charlie Foxtrot Brewing stands for is this social mission and that is something that people can easily get behind and support.

Indirect competitors include Wicked Dolphin Distillery in Cape Coral, and other basic domestic beers offered at retail locations.

Customer Segments

Within the Craft Beer Industry, Charlie Foxtrot mainly targets U.S military veterans and their supporters, as far as anyone willing to assist with medical expenses or support for those affected by military service. Customers who are drawn towards our company are looking for good quality beverages while also supporting a good cause. The idea is to give veterans a safe place where they are welcomed, comfortable and familiar with their environment as well.

Charlie Foxtrot delivers information about their brewery through social media such as Facebook and Instagram. One of our largest ways of communicating this brewery is through Benefit Functions, Social Events and Word of Mouth within the veteran community and their families and friends.

The most common age of customers we will have will range from 25-55. The target customer can afford the project, and it is accessible for anyone to attend. Though the majority of customers who have a military background, or support the military will be the main source of income, any person over the age of 21 is welcome to stop in! Customers would show interest in the Charlie Foxtrot Brewery because it may hit home for them, they may have a strong sense of American Pride, or they may just want to hang out at a good quality brewery.

The market in North Port Florida has a total of 73,000 people and 6,300 of them are veterans with an average household income of $55,000. We are focusing on the potential of $25 of revenue per person per visit on average with a price per unit of about $6.

Sales & Marketing Plan

Revenue Streams

Revenue Streams

Taproom Stream:

Glass of Beer- Various beers ranging from $5-$11 per unit. Higher ABV will have a smaller pour but higher price. Average price will be $6

Flights- 4 oz glasses of five different beers, allowing the customer to sample a larger variety of beer. Price will range depending on beer selection $10-$15

To Go Crowlers- 64 oz beer canned upon order to take home. Price varies based on beer selection $10-$22

Merchandise- T-shirts $20, Hoodies $45, Stickers $1, Cups $6, Koozie $3

Small Pack- To go 4 or 6 packs price varies on quantity and beer selection $8-$18

Distribution Stream:

Sixtel- Average price of $65

Half Barrel- Average price $110

Four Packs- Average Price $8

Six Packs- Average Price $12

Pricing strategy is based on other breweries in the area. Beer prices are fairly similar across the industry.

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Revenue by Month



Distribution Channels

Ideal Distribution strategy would be to secure a contract with local distribution businesses such as Suncoast Beverage, JJ Taylor Distributing or Coastal Beverage. Hopefully secure contracts with local restaurants, and retail spaces such as Publix. Currently working towards securing a location in North Port that would allow for brewing and sales. They are going to want the product at a restaurant/bar space.

One of the goals of the company is to reduce the isolation that veterans experience, so Charlie Foxtrot will need to focus on social bar space events to distribute their product.

Charlie Foxtrot will give up control to a certain extent. In regards to distribution certain quality standards will need to be retained to ensure recipe standards are being met. On location brewing will still take place in addition to potential distribution contracts. The online market makes sense for building brand awareness and selling merchandise, but not for the sale and distribution of core products. The online market activates and brings awareness to the mission and vision of Charlie Foxtrot Brewing. Online definitely will be used and has been used to promote and grow awareness to the company. Online could be utilized more for possible sponsored ads on Facebook and Instagram in the future. Charlie Foxtrot will acquire its target market through events and social hours hosted. Social media will be a big way to acquire and activate customers to get involved.

The customer would like to get the product one of two ways. First through the social bar/facility scene, and secondly through the on demand retail location. Ideally the beer will be brewed and then distributed by the local distributors to retail and bar facilities and then the customer will know where to pickup the product and new customers will be acquired.

Customer Relationships

Customer Acquisition/ Sales Strategy

- Charlie Foxtrot will be positioned in the market as a source of revenue and advertisement for the 22 Project. In building a relationship with the community and connecting with veterans through a more social aspect the veteran community will be more aware of the project and what they are supporting through the brewery.

- Charlie Foxtrot is targeting the veteran community by building a sense of community through the brewery to raise awareness for different outlets that could potentially help veterans. The market is difficult to make an impact on without personal connections so that will be a focal point of Charlie Foxtrots plan to attract veterans to the brand.

- Our marketing strategy is focused on raising awareness through the brewery by not only using our beer as a selling point, but also by using social media. Within the veteran community word can travel fast and by endorsing the 22 Project through the brewery will allow for a following to build and a community to endorse our products as well as raise awareness. We will utilize different social media accounts like instagram and facebook to connect veterans to the 22 project.

- We will inform the target market through different veteran outlets like the American Legions and other veteran branded products.

- Charlie Foxtrot will use distributors to spread the brand. We are currently hoping to partner with organizations like Publix to spread our brand, and make the message more readily available to the public.
- Sales Commission will be primarily through tips at the brewery.
- The veteran community is already a very networked community and by using different veteran brands we will build a base that will assist in advertising Charlie Foxtrot for free.

Customer Growth

- Charlie Foxtrot will focus on utilizing the veteran community to spread the word about Charlie Foxtrot and how it uses its brand to benefit other members of the community.
- Charlie Foxtrot will use veteran focused evens like marathons to create an outlet and build up the reputation of the brand. This in conjunction with social media outlets will help create a community loyal to the brand and spread awareness for our mission
- Through strategic partnerships with other businesses such as The Axe Haus and Team Doogie Adult Sports and Social Club new customers will be obtained by collaboration projects.
- Continued support from the community radio, newspaper, and Television broadcasts will increase customer growth.

Customer Retention

- One of Charlie Foxtrot's business objectives is to create a community setting for Veterans to come and feel apart of a community. As this relates to customer retention is a big part of the business model relies on providing a service that will bring people back and thus creating a community. Having the 22 Project as a part of the business model to connect veterans to a service that we are helping to finance will also play a large role in our ability to retain customers. Marketing the service we are providing the 22 Project will help connect veterans as well as keep customers coming back to enjoy our services.

- Customer service will be defined and measured through a customer loyalty program that allows us as a business to keep track of who is coming through our doors and if they are acting as a referral system. Hiring veterans as a part of the business model will also help to connect potential customers to the services that we have in place and will create an ideal community environment that customers will want to come back to and support.

- The system that we will have in place will be a standardized system that gives the framework for establishing a high level of service. Since we are relying on personal connections to be a part of our success we will instruct the employees to act as such keeping our framework as part of their level of service.

- The importance that the service we are providing will have an impact on the customers decision to buy/return is that our employees will make sure to mention our connection with the 22 Project and the mission we are promoting. This will separate us from other breweries in a positive light and will be important for spreading the word about our mission.

Sales & Marketing Expenses

Sales & Marketing Expenses

Charlie Foxtrot Brewing has several expenses that could be of benefit to expanding and growing the customer base. One of these could be billboard advertising, social media advertising, hosting more community wide events where Charlie Foxtrot is a sponsor. Some other opportunities to grow and expand the customer base would be attending local spring training games and other events, selling a wider variety of merchandise for people to purchase and eventually even expanding our business. This could mean selling our products at local stores, restaurants, convenient stores and other breweries, or even just adding Charlie Foxtrot Locations throughout Florida. The 22 Project is a great source for us to be involved in as we directly send proceeds to them and will gain customers just simply due to our support for war veterans suffering from PTSD.

Some of our expenses within Charlie Foxtrot are brewing ingredients, employees, advertising, merchandise, furniture, sponsoring of events and our sold products. These expenses will continue to grow as we continue to grow, however we are hoping that our revenue will still continue to far exceed the expenses, as we promote our business. We will need to involve local convenience stores in these marketing tasks, as we hope to get them onboard with selling our products. We will also need to pay for advertising on social media, as well as posted on local stores, and billboards. Maybe even getting some advertising made to go on the 22 Projects site, or flyers to be sent out to the clientele of the 22 Project, or war veterans locally.

The biggest marketing expense will simply be promoting our products to be seen near and far in convenient stores and restaurants, rather than just our brewery. This will be done through word of mouth, social media advertising, billboards and signs, speaking to local managers and shop owners. This customer base will continue to grow if we can outsource to local places, and hold special events for people to attend at our brewery with food trucks, and make it a benefit to the war veterans. We also intend to hire veterans as a large part of our business model to tell their friends, and spread the word.

Expenses



Expenses by Month



Operations Plan

Key Activities

Beginning operations will consist of several days of brewing all the different beers followed by weeks of fermentation. Once the initial supply is set we will be able to have a set brewing schedule so we are brewing five days a week. These days will be filled with brewing the beers that are selling the most to ensure and adequate supply at all times. Brewing production will be conducted for all inside and outside revenue streams. Canning and kegging operations will be done at least once a week and adjusted as deemed by sales. Tracking all inventory will be done daily. Batching credit card payments and distributing non-cash tips are prepared for employees. Cleaning is a large part of the brewing process and will be done daily to ensure quality of all beer produced. Beer tap lines will be cleaned twice weekly to ensure quality. Attending community events and Chamber of Commerce meetings will be crucial to our exposure to the community. A weekly analysis of sales will be conducted and calculate the amount of money set aside for donation to The 22 Project. To avoid devastation in a natural disaster or pandemic we will be securing a savings account to pay all salaries and bills for one year before taking any additional revenue distributions. This is key for our employees to understand that no matter what they will be able to take care of their families.

Design & Development Plan (R&D)

Beer development is strictly done by our head brewer and co-founder Timothy Price. He has designed all beers around his knowledge of beer styles, ingredients, brewing process and equipment used. To date we have 6 different beers all in different styles an abbey dubble, hefeweizen, summer shandy, pale ale, indian pale ale, and an imperial stout. We are adding several more to the collection as we continue to grow and diversify our product lines. It is very difficult to copy a beer exactly and for that we do not need to copyright, trademark, or trade secret them. However imaging and branding are a large part of craft breweries and we will have to trademark everything in this category. From the name of the brewery, logo, beer names, beer labels, and even our tap handles will need trademarks.

*Suppliers & Inventory

Charlie Foxtrot will work adamantly to secure partnerships with suppliers and distributers. This is absolutely vital to the success of our brewing process. Charlie Foxtrot will be in discussion with Publix and key local distributers such as Coastal Beverage and JJ Taylor among others.

The supply chain for materials would be through a couple different places, one place being Asheville Brewers Supply. This would get us the necessary equipment to conduct the processes. As of right now our distribution would be out of our location. We would eventually secure contracts with local distributors and secure a contract with retail spaces such as Publix. Charlie Foxtrot still has yet to nail down exactly who the suppliers would be and what pricing, terms, and conditions would apply. This is something that will be worked out in the coming months as soon as a plan for a location is finalized. Once a supplier is finalized it will be important to manage our supply chain so that we ensure our costs, lead times and inventory are under control. Some ways we will do this is not scheduling automatic orders but scheduling based on inventory on hand. Official inventory will be done on a month by month basis with weekly supply checks.

Key Resources

Have you identified all of the resources (human, financial, channels, customer base, information) the company will require to start up and achieve success over the first 3 years?

Charlie Foxtrot Brewing has identified all of the resources required to be successful in the first 3 years of the business. Our human resources required are going to be our day to day operations are our bartenders. Our current plan is to have 4 bartenders accounting for $61,440 of our expenses in 2021. Charlie Foxtrot will have 4 salaried employees comprising of $208,000 of our expenses in 2021. These salaries will represent our start up team and total resources required for the human aspect of the business. The financial resources required reflected in our expense report total $286,568 for 2021. This amount reflects are expenses associated with the lease, water, electric, marketing, and disposing of waste. The channel resources that we are going to be utilizing are beer enthusiasts, locals (word of mouth and community), untapped, and the veteran community. One of Charlie Foxtrots main goals is to build a community for veterans and as such we are relying on creating a reputation within the veteran community to help spread the word about the brewery and the charitable components associated with our brewery. The resources for our customer base will directly reflect with the veteran community as one of our primary sources. Our customer archetype are locals aged between 35-55 with an income of over 35k per year. The core demographic we expect to be male even though the female beer enthusiast community is growing. The customer base will also focus heavily on veterans keeping with the core mission of the brewery. The information required to achieve success is further information on the expenses that are accrued while running a brewery and moving forward what drinks are keeping customers coming back in. We also want to focus on making sure that we are customer focused company and creating an experience that is current and that brings customers back in. Tracking what beers are most popular and trends in the industry are critical for bringing customers back in the door.

Key Partnerships

Have you identified all of the partnerships the company will require to start up and achieve success over the first 3 years?

Charlie Foxtrot has narrowed in several partners that will contribute to the direct success of the brewery and our mission. The 22 Project is our first partner and we expect to be beneficial for them and their mission. The 22 Project is a nonprofit organization dedicated to helping Veterans with PTSD at no cost to the veterans. Charlie Foxtrot will be donating part of our revenue to the organization to help veterans afford the treatments that the 22 Project offers them. This will translate over to our success because it will provide the opportunity for Charlie Foxtrot to market our philanthropic goals. Hopgistics is a keg leasing program that we are looking to partner with that will help our operation to include meet our goals with beer disruption and adapt to the changing markets. Another potential partner is los dos christianos which is a coffee company that would assist in supplying us with some of the materials required to create different brews. There are also a large group of local farmers in Florida that produce different and unique hops. In exploring this avenue we intend to partner with different farmers to help establish a sense of community while also receiving the supplies we need to create our best selling beers as well as to produce new beer options.

Financial Plan

Startup or One-Time Expenses

Startup costs range from attorney fees to equipment fees and there are several in between. Our first phase one time expenses have been $1,200 in attorney fees to create the operating agreement. $1,600 for 6 beer labels creation, $5,200 in research and development equipment small home brew set with ingredients for 40 batches, and $1,800 in event participation Brewers National Conference. Moving into the second phase we will have $3,000 in permits and licensing fees for our special exception, state and federal licenses. Equipment expense is $250,000 for the brewing equipment and an additional $10,000 for kegs. Interior renovations will cost $35,000, tap handles $4,000, glassware $2,500,taproom furnishings $10,000, bar $14,000, 6 months of salary for staff $100,000, 6 months ingredients $35,000, 6 months of lease $37,500, 6 months of utilities $37,500, refrigeration $29,500 . Creating $565,000 in foreseen startup costs with potential for another $35,000 in in unforeseen costs for a total of $600,000.

Cost Structure

Cost Structure

The fixed costs that Charlie foxtrot brewing will have include, rent ($75,000 annually), utilities such as water and electric each projecting to be $75,834 in FY2021. Some other fixed costs will be marketing ($45,500 in FY2021) and waste ($14,400 in FY2021). Fixed costs will also include the 4 salaries totaling $208,000 in

FY2021 as well as insurance and attorney fees. The last fixed costs will be interest expenses, and depreciation on assets.

The variable costs in Charlie foxtrot brewing will be more of the product related expenses such as the different costs for each product. The 22 troop lager will cost $720 for a 217 gallon brew coming out to a $0.026 per oz cost. The Slick Sleeve Pale ale will cost $700 for a 217 gallon brew coming out to a $0.025 per oz cost. The Double Time Abbey Dubble will cost $760 coming out to a $0.027 per oz cost. Lastly, the Black Lion Imperial Stout will cost $860 and will come out to a $0.03 per oz cost. Any other variable costs would be merchandising expenses and hourly labor costs.

It is not very likely that costs will decrease as more products are purchased, the direct variable costs are already pretty low (21%). With the purchase of more products taking place, other variable costs are likely to increase such as merchandising expenses and hourly labor costs. All of these figures were calculated by Nic's research and work done by him.

The company will likely reach the breakeven point within the first year. Based on the forecasted financial plan Charlie Foxtrot Brewing will attain $323,470 in net profit in FY2021.

Expenses by Month



Sales Projections

Over time, Charlie Foxtrot Brewing's Sales have grown pretty steadily. Due to this increase in sales, we are projecting a minimum of a 5% increase in revenue each year based on the trends we are seeing. This seems to be a positive, because according to our graphs though the expenses are slightly rising the revenue is rising even more, becoming more and more profitable over time.

Charlie Foxtrot has several different revenue streams including a variety of craft beers, merchandise including things such as t-shirts, hats, cozies, and special events. A new revenue stream that we hope to begin are Brewery Tours and Tastings. Our most profitable revenue stream are the beverages sold, but we are working to grow our size and distribution to be able to cater to larger crowds and sell our products wholesale to other bars, restaurants and stores. Our revenue will generally fluctuate in and out of season, depending on how busy we are and how much product is being purchased. To combat that, we hope to get involved with the spring training baseball teams in the area, and host many events at the brewery in hopes of attracting full time residents.

The most important link is to getting our name known across the world of local craft breweries as well as those within the state. One advantage will be opening Charlie Foxtrot Brewery in the Port Charlotte area. This will be the first of its kind in that area, appealing to the local clientele the most of any others. Another important aspect of our marketing plan that many customers like is that we are large military supporters and a portion of our proceeds go to the 22 project. In the future, we hope that our involvement with the 22 project will spread awareness through the brewery impacting our most local clientele and customers.

We anticipate that we will branch out as a Brewery in order to distribute our products to other local breweries, restaurants, and convenient stores. We also anticipate that we are able to increase production as much as possible throughout the state and hopefully in the long term, throughout the country. Therefore, we will be able to give a larger portion of our proceeds to the 22 Project as we continue to support them.

Statements

Projected Profit and Loss

	2021	2022	2023
Revenue	**$1,356,480**	**$1,436,664**	**$1,520,252**
Direct Costs	**$307,210**	**$333,844**	**$361,507**
Gross Margin	$1,049,270	$1,102,819	$1,158,745
Gross Margin %	**77%**	**77%**	**76%**
Operating Expenses			
Salaries & Wages	$261,440	$272,668	$284,424
Employee Related Expenses	$52,288	$54,534	$56,884
Lease	$75,000	$75,000	$75,000
Water	$67,824	$71,833	$76,013
Electric	$67,824	$71,833	$76,013
Marketing	$40,694	$43,100	$45,608
Waste	$14,400	$14,400	$14,400
Property Tax	$1,500	$3,000	$3,000
Marketing	$12,000	$12,000	$12,000
TVs	$5,000		
Furnishings	$10,000		
Amortization of Other Current Assets	$2,000	$0	$0
Total Operating Expenses	**$609,970**	**$618,368**	**$643,342**
Operating Income	**$439,300**	**$484,451**	**$515,404**
Interest Incurred	$22,127	$23,755	$23,339
Depreciation and Amortization	$12,836	$12,835	$12,836
Gain or Loss from Sale of Assets			
Income Taxes	$80,868	$89,571	$95,846
Total Expenses	**$1,033,010**	**$1,078,376**	**$1,136,869**
Net Profit	**$323,470**	**$358,288**	**$383,384**

Net Profit / Sales	24%	25%	25%

Projected Balance Sheet

	2021	2022	2023
Cash	$856,711	$1,157,445	$1,552,588
Accounts Receivable	$93,955	$99,888	$105,965
Inventory			
Other Current Assets	$27,000	$27,000	$27,000
Total Current Assets	**$977,665**	**$1,284,333**	**$1,685,553**
Long-Term Assets	$159,500	$159,500	$159,500
Accumulated Depreciation	($12,836)	($25,671)	($38,507)
Total Long-Term Assets	**$146,664**	**$133,829**	**$120,993**
Total Assets	**$1,124,330**	**$1,418,162**	**$1,806,546**
Accounts Payable	$33,007	$35,312	$37,679
Income Taxes Payable	$80,868	$89,571	$95,846
Sales Taxes Payable	$94,954	$100,566	$106,418
Short-Term Debt	$9,076	$9,493	$9,929
Prepaid Revenue			
Total Current Liabilities	**$217,906**	**$234,942**	**$249,872**
Long-Term Debt	$522,954	$513,461	$503,532
Long-Term Liabilities	**$522,954**	**$513,461**	**$503,532**
Total Liabilities	**$740,860**	**$748,403**	**$753,404**
Paid-In Capital	$60,000	$60,000	$60,000
Retained Earnings		$251,470	$609,758
Earnings	$323,470	$358,289	$383,383
Total Owner's Equity	**$383,470**	**$669,758**	**$1,053,142**
Total Liabilities & Equity	**$1,124,330**	**$1,418,162**	**$1,806,546**

Projected Cash Flow Statement

	2021	2022	2023
Net Cash Flow from Operations			
Net Profit	$323,470	$358,288	$383,384
Depreciation & Amortization	$14,836	$12,836	$12,836
Change in Accounts Receivable	($93,955)	($5,933)	($6,078)
Change in Inventory			
Change in Accounts Payable	$33,007	$2,304	$2,367
Change in Income Tax Payable	$80,868	$8,703	$6,275
Change in Sales Tax Payable	$94,954	$5,612	$5,852
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$453,180**	**$381,811**	**$404,636**
Investing & Financing			
Assets Purchased or Sold	($188,500)		
Net Cash from Investing	**($188,500)**		
Investments Received	$60,000		
Dividends & Distributions		($72,000)	
Change in Short-Term Debt	$9,076	$417	$436
Change in Long-Term Debt	$522,954	($9,493)	($9,929)
Net Cash from Financing	**$592,031**	**($81,076)**	**($9,493)**
Cash at Beginning of Period	$0	$856,711	$1,157,445
Net Change in Cash	$856,711	$300,735	$395,142
Cash at End of Period	**$856,711**	**$1,157,445**	**$1,552,588**

Appendices

Research & References

As you have written your plan you have probably done research and might have references to support some of this research. Include references and notes about your research methodology here.

*Social Impact

Charlie Foxtrot Brewery was created in order to have a positive impact on the lives of war veterans. Working with the 22 project enables us to further our reach to the veteran community. Not only are we a facility where many veterans come to have a few beverages, and spend their time but a portion of our proceeds actually go to funding treatments for veterans who have been impacted by PTSD. The 22 project specifically provides medical treatments for war veterans to alleviate deeper problems such as depression, suicide and greater health problems using hyperbaric oxygen therapy.

Charlie Foxtrot Brewery serves as a source of community for so many veterans. Many of these veterans suffering from PTSD, are distant and have trouble relating to the outside world. This brewery serves as a place for like minded people to make friends, have a good time, drink some beverages all while supporting a good cause. There are many organizations who attempt to alleviate some of the isolation issues with war veterans, but many are geared towards a much older population and many younger veterans do not necessarily fit in to that crowd. The Brewery aims to reach all ages of war veterans, and also to bring the community in to socialize with those who have fought for our country and been severely affected by their experiences.

*Environmental Impact/Sustainability

Charlie Foxtrot Brewing is a place of comfort for many war veterans in our local community. Our main goals in Charlie Foxtrot Brewery are to reduce wastewater, excessive energy consumption and harmful emissions, without compromising the quality of the beer. This allows for more of our proceeds to go where needed to backing our goal of supporting the 22 project, and donating to therapy for veterans suffering from PTSD. We are very mindful of the products we are using, the quality of the beer, being cost effective and energy efficient all while running a quality business and backing a wonderful organization.

In the future we plan on becoming more environmentally friendly within our Brewing process, the products used and the outcome. We intend to reuse and recycle all of the water that is used in our facility, using the grain from our brewed products to create nutrient rich compost. A future idea could even be then selling this compost, to local businesses to sustain their products, such as farms. Another idea could be installing solar panels to save energy, and stray away from disposable products as much as possible, meaning our cans, and caps.

Appendix

Profit and Loss Statement (With monthly detail)

2021	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21
Revenue												
22 Troop Lager 16oz Pours	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000
Unit Sales	600	600	600	600	600	600	600	600	600	600	600	600
Unit Prices	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5
22 Troop Lager 4oz Pour	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400
Unit Sales	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200
Unit Prices	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2
22 Troop Lager 64oz Crowler	$400	$400	$400	$400	$400	$400	$400	$400	$400	$400	$400	$400
Unit Sales	40	40	40	40	40	40	40	40	40	40	40	40
Unit Prices	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10
22 Troop Lager 16oz can 4 -pack	$1,440	$1,440	$1,440	$1,440	$1,440	$1,440	$1,440	$1,440	$1,440	$1,440	$1,440	$1,440
Unit Sales	120	120	120	120	120	120	120	120	120	120	120	120
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
Slick Sleeve Pale Ale 16oz Pours	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000
Unit Sales	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200
Unit Prices	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5
Slick Sleeve Pale Ale 4oz Pour	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400
Unit Sales	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200

Unit Prices	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2
Slick Sleeve Pale Ale 64oz Crowler	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Unit Sales	100	100	100	100	100	100	100	100	100	100	100	100
Unit Prices	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10
Slick Sleeve Pale Ale 16oz 4-pack	$4,800	$4,800	$4,800	$4,800	$4,800	$4,800	$4,800	$4,800	$4,800	$4,800	$4,800	$4,800
Unit Sales	400	400	400	400	400	400	400	400	400	400	400	400
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
Double Time Abbey Dubble 16oz Pours	$5,200	$5,200	$5,200	$5,200	$5,200	$5,200	$5,200	$5,200	$5,200	$5,200	$5,200	$5,200
Unit Sales	800	800	800	800	800	800	800	800	800	800	800	800
Unit Prices	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50
Double Time Abbey Dubble 4oz Pours	$5,400	$5,400	$5,400	$5,400	$5,400	$5,400	$5,400	$5,400	$5,400	$5,400	$5,400	$5,400
Unit Sales	1,800	1,800	1,800	1,800	1,800	1,800	1,800	1,800	1,800	1,800	1,800	1,800
Unit Prices	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3
Double Time Abbey Dubble 64oz Crowlers	$1,400	$1,400	$1,400	$1,400	$1,400	$1,400	$1,400	$1,400	$1,400	$1,400	$1,400	$1,400
Unit Sales	100	100	100	100	100	100	100	100	100	100	100	100
Unit Prices	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14
Double Time Abbey Dubble 16oz 4-pack	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000
Unit Sales	250	250	250	250	250	250	250	250	250	250	250	250
Unit Prices	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16
Black Lion Imperial Stout 16oz Pour	$9,600	$9,600	$9,600	$9,600	$9,600	$9,600	$9,600	$9,600	$9,600	$9,600	$9,600	$9,600
Unit Sales	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200

Unit Prices	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8
Black Lion Imperial Stout 4oz Pour	$4,800	$4,800	$4,800	$4,800	$4,800	$4,800	$4,800	$4,800	$4,800	$4,800	$4,800	$4,800
Unit Sales	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200
Unit Prices	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4
Black Lion Imperial Stout 64oz Crowler	$3,200	$3,200	$3,200	$3,200	$3,200	$3,200	$3,200	$3,200	$3,200	$3,200	$3,200	$3,200
Unit Sales	200	200	200	200	200	200	200	200	200	200	200	200
Unit Prices	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16
Black Lion Imperial Stout 16oz 4-pack	$2,880	$2,880	$2,880	$2,880	$2,880	$2,880	$2,880	$2,880	$2,880	$2,880	$2,880	$2,880
Unit Sales	180	180	180	180	180	180	180	180	180	180	180	180
Unit Prices	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16
22 Troop Lager 24 Pack 16oz Distribution	$6,000	$6,000	$6,000	$6,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$6,000	$6,000
Unit Sales	240	240	240	240	80	80	80	80	80	80	240	240
Unit Prices	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25
Slick Sleeve Pale Ale Half Barrel Keg (1984oz)	$24,000	$24,000	$24,000	$24,000	$8,000	$8,000	$8,000	$8,000	$8,000	$8,000	$24,000	$24,000
Unit Sales	480	480	480	480	160	160	160	160	160	160	480	480
Unit Prices	$50	$50	$50	$50	$50	$50	$50	$50	$50	$50	$50	$50
Black Lion Imperial Stout 24 pack 16oz Distribution	$7,200	$7,200	$7,200	$7,200	$3,600	$3,600	$3,600	$3,600	$3,600	$3,600	$7,200	$7,200
Unit Sales	160	160	160	160	80	80	80	80	80	80	160	160
Unit Prices	$45	$45	$45	$45	$45	$45	$45	$45	$45	$45	$45	$45
T-Shirts	$1,800	$1,800	$1,800	$1,800	$600	$600	$600	$600	$600	$600	$1,800	$1,800
Unit Sales	90	90	90	90	30	30	30	30	30	30	90	90

Unit Prices	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20
IPA 16oz Pour	$7,200	$7,200	$7,200	$7,200	$7,200	$7,200	$7,200	$7,200	$7,200	$7,200	$7,200	$7,200
Unit Sales	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200
Unit Prices	$6	$6	$6	$6	$6	$6	$6	$6	$6	$6	$6	$6
IPA 4oz Pour	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000
Unit Sales	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Unit Prices	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3
IPA 64oz Crowler	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
Unit Sales	50	50	50	50	50	50	50	50	50	50	50	50
IPA 16oz 4-Pack	$1,440	$1,440	$1,440	$1,440	$1,440	$1,440	$1,440	$1,440	$1,440	$1,440	$1,440	$1,440
Unit Sales	120	120	120	120	120	120	120	120	120	120	120	120
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
Shandy 16oz Pour	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000
Unit Sales	800	800	800	800	800	800	800	800	800	800	800	800
Unit Prices	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5
Shandy 4oz Pour	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
Unit Sales	600	600	600	600	600	600	600	600	600	600	600	600
Unit Prices	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2
Shandy 64oz Crowler	$400	$400	$400	$400	$400	$400	$400	$400	$400	$400	$400	$400
Unit Sales	40	40	40	40	40	40	40	40	40	40	40	40
Unit Prices	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10
Shandy 16oz 4-Pack	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800
Unit Sales	80	80	80	80	80	80	80	80	80	80	80	80
Unit Prices	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10
Porter 16oz Pour	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200

Unit Sales	600	600	600	600	600	600	600	600	600	600	600	600
Unit Prices	$7	$7	$7	$7	$7	$7	$7	$7	$7	$7	$7	$7
Porter 4oz Pour	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600
Unit Sales	150	150	150	150	150	150	150	150	150	150	150	150
Unit Prices	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4
Porter 64oz Crowler	$1,120	$1,120	$1,120	$1,120	$1,120	$1,120	$1,120	$1,120	$1,120	$1,120	$1,120	$1,120
Unit Sales	80	80	80	80	80	80	80	80	80	80	80	80
Unit Prices	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14
Porter 16oz 4-Pack	$840	$840	$840	$840	$840	$840	$840	$840	$840	$840	$840	$840
Unit Sales	60	60	60	60	60	60	60	60	60	60	60	60
Unit Prices	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14
Blonde 16oz Pour	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600
Unit Sales	120	120	120	120	120	120	120	120	120	120	120	120
Unit Prices	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5
Blonde 4oz Pour	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600
Unit Sales	200	200	200	200	200	200	200	200	200	200	200	200
Unit Prices	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3
Blonde 64oz Crowler	$960	$960	$960	$960	$960	$960	$960	$960	$960	$960	$960	$960
Unit Sales	80	80	80	80	80	80	80	80	80	80	80	80
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
Blonde 16oz 4-Pack	$960	$960	$960	$960	$960	$960	$960	$960	$960	$960	$960	$960
Unit Sales	80	80	80	80	80	80	80	80	80	80	80	80
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
Total Revenue	**$125,440**	**$125,440**	**$125,440**	**$125,440**	**$100,640**	**$100,640**	**$100,640**	**$100,640**	**$100,640**	**$100,640**	**$125,440**	**$125,440**

Direct Costs

22 Troop Lager 16oz Pours	$252	$252	$252	$252	$252	$252	$252	$252	$252	$252	$252	$252
22 Troop Lager 4oz Pour	$120	$120	$120	$120	$120	$120	$120	$120	$120	$120	$120	$120
22 Troop Lager 64oz Crowler	$66	$67	$66	$67	$66	$66	$67	$66	$67	$66	$66	$67
22 Troop Lager 16oz can 4 -pack	$199	$199	$200	$199	$199	$199	$199	$200	$199	$199	$199	$199
Slick Sleeve Pale Ale 16oz Pours	$480	$480	$480	$480	$480	$480	$480	$480	$480	$480	$480	$480
Slick Sleeve Pale Ale 4oz Pour	$120	$120	$120	$120	$120	$120	$120	$120	$120	$120	$120	$120
Slick Sleeve Pale Ale 64oz Crowler	$160	$160	$160	$160	$160	$160	$160	$160	$160	$160	$160	$160
Slick Sleeve Pale Ale 16oz 4-pack	$640	$640	$640	$640	$640	$640	$640	$640	$640	$640	$640	$640
Double Time Abbey Dubble 16oz Pours	$344	$344	$344	$344	$344	$344	$344	$344	$344	$344	$344	$344
Double Time Abbey Dubble 4oz Pours	$198	$198	$198	$198	$198	$198	$198	$198	$198	$198	$198	$198
Double Time Abbey Dubble 64oz Crowlers	$173	$173	$173	$173	$173	$173	$173	$173	$173	$173	$173	$173
Double Time Abbey Dubble 16oz 4-pack	$433	$432	$433	$432	$433	$432	$433	$432	$433	$432	$433	$432
Black Lion Imperial Stout 16oz Pour	$576	$576	$576	$576	$576	$576	$576	$576	$576	$576	$576	$576
Black Lion Imperial Stout 4oz Pour	$144	$144	$144	$144	$144	$144	$144	$144	$144	$144	$144	$144
Black Lion Imperial Stout 64oz Crowler	$384	$384	$384	$384	$384	$384	$384	$384	$384	$384	$384	$384

Black Lion Imperial Stout 16oz 4-pack	$346	$345	$346	$345	$346	$346	$345	$346	$345	$346	$346	$345
22 Troop Lager 24 Pack 16oz Distribution	$2,395	$2,395	$2,396	$2,395	$798	$799	$798	$798	$799	$798	$2,395	$2,396
Slick Sleeve Pale Ale Half Barrel Keg (1984oz)	$23,808	$23,808	$23,808	$23,808	$7,936	$7,936	$7,936	$7,936	$7,936	$7,936	$23,808	$23,808
Black Lion Imperial Stout 24 pack 16oz Distribution	$1,843	$1,843	$1,844	$1,843	$921	$922	$922	$921	$922	$921	$1,844	$1,843
TShirt	$630	$630	$630	$630	$210	$210	$210	$210	$210	$210	$630	$630
IPA 16oz Pour	$360	$360	$360	$360	$360	$360	$360	$360	$360	$360	$360	$360
IPA 4oz Pour	$80	$80	$80	$80	$80	$80	$80	$80	$80	$80	$80	$80
IPA 16oz 4-Pack	$144	$144	$144	$144	$144	$144	$144	$144	$144	$144	$144	$144
IPA 64oz Crowler	$62	$61	$62	$61	$62	$61	$62	$61	$62	$61	$62	$61
Shandy 16oz Pour	$184	$184	$184	$184	$184	$184	$184	$184	$184	$184	$184	$184
Shandy 4oz Pour	$36	$36	$36	$36	$36	$36	$36	$36	$36	$36	$36	$36
Shandy 64oz Crowler	$37	$37	$36	$37	$37	$37	$37	$36	$37	$37	$37	$37
Shandy 16oz 4-Pack	$76	$76	$76	$76	$76	$76	$76	$76	$76	$76	$76	$76
Porter 16oz Pour	$240	$240	$240	$240	$240	$240	$240	$240	$240	$240	$240	$240
Porter 4oz Pour	$15	$15	$15	$15	$15	$15	$15	$15	$15	$15	$15	$15
Porter 64oz Crowler	$128	$128	$128	$128	$128	$128	$128	$128	$128	$128	$128	$128
Porter 16oz 4-Pack	$102	$102	$102	$102	$102	$102	$102	$102	$102	$102	$102	$102
Blonde 16oz Pour	$34	$33	$34	$33	$34	$34	$33	$34	$33	$34	$34	$33
Blonde 4oz Pour	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14
Blonde 64oz Crowler	$90	$89	$90	$89	$90	$90	$89	$90	$89	$90	$90	$89

Blonde 16oz 4-Pack	$94	$95	$94	$95	$94	$94	$95	$94	$95	$94	$94	$95
Total Direct Costs	**$35,006**	**$35,006**	**$35,006**	**$35,006**	**$16,196**	**$16,195**	**$16,196**	**$16,195**	**$16,196**	**$16,196**	**$35,006**	**$35,006**
Gross Margin	$90,434	$90,434	$90,434	$90,434	$84,444	$84,444	$84,444	$84,444	$84,444	$84,444	$90,434	$90,434
Gross Margin %	**72%**	**72%**	**72%**	**72%**	**84%**	**84%**	**84%**	**84%**	**84%**	**84%**	**72%**	**72%**
Operating Expenses												
Salaries and Wages												
Salary (2)	$8,332	$8,332	$8,332	$8,332	$8,334	$8,334	$8,334	$8,334	$8,334	$8,334	$8,334	$8,334
Bartenders (4)	$5,120	$5,120	$5,120	$5,120	$5,120	$5,120	$5,120	$5,120	$5,120	$5,120	$5,120	$5,120
Owners (2)	$8,332	$8,332	$8,332	$8,332	$8,334	$8,334	$8,334	$8,334	$8,334	$8,334	$8,334	$8,334
Total Salaries & Wages	$21,784	$21,784	$21,784	$21,784	$21,788	$21,788	$21,788	$21,788	$21,788	$21,788	$21,788	$21,788
Employee Related Expenses	$4,357	$4,357	$4,356	$4,357	$4,358	$4,357	$4,358	$4,358	$4,357	$4,358	$4,357	$4,358
Lease	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250
Water	$6,272	$6,272	$6,272	$6,272	$5,032	$5,032	$5,032	$5,032	$5,032	$5,032	$6,272	$6,272
Electric	$6,272	$6,272	$6,272	$6,272	$5,032	$5,032	$5,032	$5,032	$5,032	$5,032	$6,272	$6,272
Marketing	$3,763	$3,763	$3,764	$3,763	$3,019	$3,019	$3,019	$3,020	$3,019	$3,019	$3,763	$3,763
Waste	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
Property Tax							$250	$250	$250	$250	$250	$250
Marketing	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
TVs	$5,000											
Furnishings	$10,000											
Amortization of Other Current Assets	$167	$167	$167	$167	$167	$167	$167	$167	$167	$167	$167	$167

Total Operating Expenses	**$66,065**	**$51,064**	**$51,065**	**$51,065**	**$47,845**	**$47,846**	**$48,095**	**$48,096**	**$48,095**	**$48,095**	**$51,320**	**$51,319**
Operating Income	**$24,369**	**$39,370**	**$39,369**	**$39,369**	**$36,599**	**$36,599**	**$36,349**	**$36,349**	**$36,349**	**$36,349**	**$39,114**	**$39,115**
Interest Incurred		$2,025	$2,022	$2,020	$2,017	$2,014	$2,012	$2,009	$2,006	$2,003	$2,001	$1,998
Depreciation and Amortization	$1,070	$1,069	$1,070	$1,070	$1,069	$1,070	$1,069	$1,070	$1,070	$1,069	$1,070	$1,070
Gain or Loss from Sale of Assets												
Income Taxes	$4,660	$7,255	$7,255	$7,256	$6,703	$6,703	$6,653	$6,654	$6,655	$6,655	$7,209	$7,210
Total Expenses	**$106,800**	**$96,421**	**$96,417**	**$96,416**	**$73,831**	**$73,828**	**$74,025**	**$74,024**	**$74,022**	**$74,019**	**$96,604**	**$96,603**
Net Profit	**$18,640**	**$29,019**	**$29,023**	**$29,024**	**$26,809**	**$26,812**	**$26,615**	**$26,616**	**$26,618**	**$26,621**	**$28,836**	**$28,837**
Net Profit / Sales	**15%**	**23%**	**23%**	**23%**	**27%**	**27%**	**26%**	**26%**	**26%**	**26%**	**23%**	**23%**

2022	Jan '22	Feb '22	Mar '22	Apr '22	May '22	June '22	July '22	Aug '22	Sept '22	Oct '22	Nov '22	Dec '22
Revenue												
22 Troop Lager 16oz Pours	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150
Unit Sales	630	630	630	630	630	630	630	630	630	630	630	630
Unit Prices	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5
22 Troop Lager 4oz Pour	$2,520	$2,520	$2,520	$2,520	$2,520	$2,520	$2,520	$2,520	$2,520	$2,520	$2,520	$2,520
Unit Sales	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260
Unit Prices	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2
22 Troop Lager 64oz Crowler	$420	$420	$420	$420	$420	$420	$420	$420	$420	$420	$420	$420
Unit Sales	42	42	42	42	42	42	42	42	42	42	42	42
Unit Prices	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10
22 Troop Lager 16oz can 4 -pack	$1,512	$1,512	$1,512	$1,512	$1,512	$1,512	$1,512	$1,512	$1,512	$1,512	$1,512	$1,512
Unit Sales	126	126	126	126	126	126	126	126	126	126	126	126
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
Slick Sleeve Pale Ale 16oz Pours	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000
Unit Sales	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200
Unit Prices	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5
Slick Sleeve Pale Ale 4oz Pour	$2,520	$2,520	$2,520	$2,520	$2,520	$2,520	$2,520	$2,520	$2,520	$2,520	$2,520	$2,520
Unit Sales	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260
Unit Prices	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2
Slick Sleeve Pale Ale 64oz Crowler	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050
Unit Sales	105	105	105	105	105	105	105	105	105	105	105	105
Unit Prices	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10

Slick Sleeve Pale Ale 16oz 4-pack	$5,040	$5,040	$5,040	$5,040	$5,040	$5,040	$5,040	$5,040	$5,040	$5,040	$5,040	$5,040
Unit Sales	420	420	420	420	420	420	420	420	420	420	420	420
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
Double Time Abbey Dubble 16oz Pours	$5,460	$5,460	$5,460	$5,460	$5,460	$5,460	$5,460	$5,460	$5,460	$5,460	$5,460	$5,460
Unit Sales	840	840	840	840	840	840	840	840	840	840	840	840
Unit Prices	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50
Double Time Abbey Dubble 4oz Pours	$5,670	$5,670	$5,670	$5,670	$5,670	$5,670	$5,670	$5,670	$5,670	$5,670	$5,670	$5,670
Unit Sales	1,890	1,890	1,890	1,890	1,890	1,890	1,890	1,890	1,890	1,890	1,890	1,890
Unit Prices	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3
Double Time Abbey Dubble 64oz Crowlers	$1,470	$1,470	$1,470	$1,470	$1,470	$1,470	$1,470	$1,470	$1,470	$1,470	$1,470	$1,470
Unit Sales	105	105	105	105	105	105	105	105	105	105	105	105
Unit Prices	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14
Double Time Abbey Dubble 16oz 4-pack	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200
Unit Sales	262.5	262.5	262.5	262.5	262.5	262.5	262.5	262.5	262.5	262.5	262.5	262.5
Unit Prices	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16
Black Lion Imperial Stout 16oz Pour	$10,080	$10,080	$10,080	$10,080	$10,080	$10,080	$10,080	$10,080	$10,080	$10,080	$10,080	$10,080
Unit Sales	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260
Unit Prices	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8
Black Lion Imperial Stout 4oz Pour	$5,040	$5,040	$5,040	$5,040	$5,040	$5,040	$5,040	$5,040	$5,040	$5,040	$5,040	$5,040
Unit Sales	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260
Unit Prices	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4

Black Lion Imperial Stout 64oz Crowler	$3,360	$3,360	$3,360	$3,360	$3,360	$3,360	$3,360	$3,360	$3,360	$3,360	$3,360	$3,360
Unit Sales	210	210	210	210	210	210	210	210	210	210	210	210
Unit Prices	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16
Black Lion Imperial Stout 16oz 4-pack	$3,024	$3,024	$3,024	$3,024	$3,024	$3,024	$3,024	$3,024	$3,024	$3,024	$3,024	$3,024
Unit Sales	189	189	189	189	189	189	189	189	189	189	189	189
Unit Prices	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16
22 Troop Lager 24 Pack 16oz Distribution	$6,600	$6,600	$6,600	$6,600	$2,200	$2,200	$2,200	$2,200	$2,200	$2,200	$6,600	$6,600
Unit Sales	264	264	264	264	88	88	88	88	88	88	264	264
Unit Prices	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25
Slick Sleeve Pale Ale Half Barrel Keg (1984oz)	$26,400	$26,400	$26,400	$26,400	$8,800	$8,800	$8,800	$8,800	$8,800	$8,800	$26,400	$26,400
Unit Sales	528	528	528	528	176	176	176	176	176	176	528	528
Unit Prices	$50	$50	$50	$50	$50	$50	$50	$50	$50	$50	$50	$50
Black Lion Imperial Stout 24 pack 16oz Distribution	$7,920	$7,920	$7,920	$7,920	$3,960	$3,960	$3,960	$3,960	$3,960	$3,960	$7,920	$7,920
Unit Sales	176	176	176	176	88	88	88	88	88	88	176	176
Unit Prices	$45	$45	$45	$45	$45	$45	$45	$45	$45	$45	$45	$45
T-Shirts	$1,980	$1,980	$1,980	$1,980	$660	$660	$660	$660	$660	$660	$1,980	$1,980
Unit Sales	99	99	99	99	33	33	33	33	33	33	99	99
Unit Prices	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20
IPA 16oz Pour	$7,560	$7,560	$7,560	$7,560	$7,560	$7,560	$7,560	$7,560	$7,560	$7,560	$7,560	$7,560
Unit Sales	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260
Unit Prices	$6	$6	$6	$6	$6	$6	$6	$6	$6	$6	$6	$6

IPA 4oz Pour	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150
Unit Sales	1,050	1,050	1,050	1,050	1,050	1,050	1,050	1,050	1,050	1,050	1,050	1,050
Unit Prices	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3
IPA 16oz 4-Pack	$1,512	$1,512	$1,512	$1,512	$1,512	$1,512	$1,512	$1,512	$1,512	$1,512	$1,512	$1,512
Unit Sales	126	126	126	126	126	126	126	126	126	126	126	126
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
IPA 64oz Crowler	$630	$630	$630	$630	$630	$630	$630	$630	$630	$630	$630	$630
Unit Sales	52.5	52.5	52.5	52.5	52.5	52.5	52.5	52.5	52.5	52.5	52.5	52.5
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
Shandy 16oz Pour	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200	$4,200
Unit Sales	840	840	840	840	840	840	840	840	840	840	840	840
Unit Prices	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5
Shandy 4oz Pour	$1,260	$1,260	$1,260	$1,260	$1,260	$1,260	$1,260	$1,260	$1,260	$1,260	$1,260	$1,260
Unit Sales	630	630	630	630	630	630	630	630	630	630	630	630
Unit Prices	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2
Shandy 64oz Crowler	$420	$420	$420	$420	$420	$420	$420	$420	$420	$420	$420	$420
Unit Sales	42	42	42	42	42	42	42	42	42	42	42	42
Unit Prices	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10
Shandy 16oz 4-Pack	$840	$840	$840	$840	$840	$840	$840	$840	$840	$840	$840	$840
Unit Sales	84	84	84	84	84	84	84	84	84	84	84	84
Unit Prices	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10
Porter 16oz Pour	$4,410	$4,410	$4,410	$4,410	$4,410	$4,410	$4,410	$4,410	$4,410	$4,410	$4,410	$4,410
Unit Sales	630	630	630	630	630	630	630	630	630	630	630	630
Unit Prices	$7	$7	$7	$7	$7	$7	$7	$7	$7	$7	$7	$7
Porter 4oz Pour	$630	$630	$630	$630	$630	$630	$630	$630	$630	$630	$630	$630
Unit Sales	157.5	157.5	157.5	157.5	157.5	157.5	157.5	157.5	157.5	157.5	157.5	157.5

Charlie Foxtrot

Unit Prices	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4
Porter 64oz Crowler	$1,176	$1,176	$1,176	$1,176	$1,176	$1,176	$1,176	$1,176	$1,176	$1,176	$1,176	$1,176
Unit Sales	84	84	84	84	84	84	84	84	84	84	84	84
Unit Prices	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14
Porter 16oz 4-Pack	$882	$882	$882	$882	$882	$882	$882	$882	$882	$882	$882	$882
Unit Sales	63	63	63	63	63	63	63	63	63	63	63	63
Unit Prices	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14
Blonde 16oz Pour	$630	$630	$630	$630	$630	$630	$630	$630	$630	$630	$630	$630
Unit Sales	126	126	126	126	126	126	126	126	126	126	126	126
Unit Prices	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5
Blonde 4oz Pour	$630	$630	$630	$630	$630	$630	$630	$630	$630	$630	$630	$630
Unit Sales	210	210	210	210	210	210	210	210	210	210	210	210
Unit Prices	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3
Blonde 64oz Crowler	$1,008	$1,008	$1,008	$1,008	$1,008	$1,008	$1,008	$1,008	$1,008	$1,008	$1,008	$1,008
Unit Sales	84	84	84	84	84	84	84	84	84	84	84	84
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
Blonde 16oz 4-Pack	$1,008	$1,008	$1,008	$1,008	$1,008	$1,008	$1,008	$1,008	$1,008	$1,008	$1,008	$1,008
Unit Sales	84	84	84	84	84	84	84	84	84	84	84	84
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
Total Revenue	**$133,362**	**$133,362**	**$133,362**	**$133,362**	**$106,082**	**$106,082**	**$106,082**	**$106,082**	**$106,082**	**$106,082**	**$133,362**	**$133,362**
Direct Costs												
22 Troop Lager 16oz Pours	$265	$264	$265	$264	$265	$265	$264	$265	$264	$265	$265	$264
22 Troop Lager 4oz Pour	$126	$126	$126	$126	$126	$126	$126	$126	$126	$126	$126	$126

22 Troop Lager 64oz Crowler	$70	$69	$70	$70	$69	$70	$70	$70	$69	$70	$70	$69
22 Troop Lager 16oz can 4 -pack	$210	$209	$209	$209	$209	$209	$210	$209	$209	$209	$209	$209
Slick Sleeve Pale Ale 16oz Pours	$480	$480	$480	$480	$480	$480	$480	$480	$480	$480	$480	$480
Slick Sleeve Pale Ale 4oz Pour	$126	$126	$126	$126	$126	$126	$126	$126	$126	$126	$126	$126
Slick Sleeve Pale Ale 64oz Crowler	$168	$168	$168	$168	$168	$168	$168	$168	$168	$168	$168	$168
Slick Sleeve Pale Ale 16oz 4-pack	$672	$672	$672	$672	$672	$672	$672	$672	$672	$672	$672	$672
Double Time Abbey Dubble 16oz Pours	$361	$361	$362	$361	$361	$361	$361	$362	$361	$361	$361	$361
Double Time Abbey Dubble 4oz Pours	$208	$208	$208	$208	$208	$207	$208	$208	$208	$208	$208	$208
Double Time Abbey Dubble 64oz Crowlers	$182	$181	$182	$182	$181	$182	$182	$181	$182	$182	$181	$182
Double Time Abbey Dubble 16oz 4-pack	$454	$454	$454	$455	$454	$454	$454	$454	$454	$454	$454	$455
Black Lion Imperial Stout 16oz Pour	$605	$605	$604	$605	$605	$605	$605	$604	$605	$605	$605	$605
Black Lion Imperial Stout 4oz Pour	$151	$151	$152	$151	$151	$151	$151	$152	$151	$151	$151	$151
Black Lion Imperial Stout 64oz Crowler	$403	$403	$404	$403	$403	$403	$403	$404	$403	$403	$403	$403
Black Lion Imperial Stout 16oz 4-pack	$363	$363	$363	$363	$363	$362	$363	$363	$363	$363	$363	$363
22 Troop Lager 24 Pack 16oz Distribution	$2,634	$2,635	$2,635	$2,634	$879	$878	$878	$878	$879	$878	$2,635	$2,634

Charlie Foxtrot

Slick Sleeve Pale Ale Half Barrel Keg (1984oz)	$26,189	$26,189	$26,188	$26,189	$8,730	$8,729	$8,730	$8,730	$8,729	$8,730	$26,189	$26,188
Black Lion Imperial Stout 24 pack 16oz Distribution	$2,027	$2,028	$2,027	$2,028	$1,014	$1,013	$1,014	$1,014	$1,014	$1,013	$2,028	$2,027
TShirt	$693	$693	$693	$693	$231	$231	$231	$231	$231	$231	$693	$693
IPA 16oz Pour	$378	$378	$378	$378	$378	$378	$378	$378	$378	$378	$378	$378
IPA 4oz Pour	$84	$84	$84	$84	$84	$84	$84	$84	$84	$84	$84	$84
IPA 16oz 4-Pack	$151	$151	$152	$151	$151	$151	$151	$152	$151	$151	$151	$151
IPA 64oz Crowler	$65	$64	$65	$64	$65	$64	$65	$65	$64	$65	$64	$65
Shandy 16oz Pour	$193	$193	$194	$193	$193	$193	$193	$194	$193	$193	$193	$193
Shandy 4oz Pour	$38	$38	$37	$38	$38	$38	$38	$37	$38	$38	$38	$38
Shandy 64oz Crowler	$38	$39	$39	$38	$39	$38	$39	$39	$38	$39	$39	$38
Shandy 16oz 4-Pack	$80	$80	$79	$80	$80	$80	$80	$79	$80	$80	$80	$80
Porter 16oz Pour	$252	$252	$252	$252	$252	$252	$252	$252	$252	$252	$252	$252
Porter 4oz Pour	$16	$16	$15	$16	$16	$16	$15	$16	$16	$16	$15	$16
Porter 64oz Crowler	$134	$135	$134	$135	$134	$134	$135	$134	$135	$134	$134	$135
Porter 16oz 4-Pack	$107	$107	$107	$107	$108	$107	$107	$107	$107	$107	$107	$107
Blonde 16oz Pour	$35	$36	$35	$35	$36	$35	$35	$35	$36	$35	$35	$36
Blonde 4oz Pour	$15	$14	$15	$15	$15	$14	$15	$15	$14	$15	$15	$14
Blonde 64oz Crowler	$94	$94	$94	$95	$94	$94	$94	$94	$94	$94	$94	$94
Blonde 16oz 4-Pack	$99	$99	$99	$99	$99	$100	$99	$99	$99	$99	$99	$99
Total Direct Costs	**$38,166**	**$38,166**	**$38,166**	**$38,166**	**$17,475**	**$17,474**	**$17,475**	**$17,475**	**$17,474**	**$17,475**	**$38,166**	**$38,166**

Gross Margin	$95,196	$95,196	$95,196	$95,196	$88,607	$88,607	$88,607	$88,607	$88,607	$88,607	$95,196	$95,196
Gross Margin %	**71%**	**71%**	**71%**	**71%**	**84%**	**84%**	**84%**	**84%**	**84%**	**84%**	**71%**	**71%**
Operating Expenses												
Salaries and Wages												
Salary (2)	$8,750	$8,750	$8,750	$8,750	$8,750	$8,750	$8,750	$8,750	$8,750	$8,750	$8,750	$8,750
Bartenders (4)	$5,220	$5,220	$5,220	$5,220	$5,220	$5,224	$5,224	$5,224	$5,224	$5,224	$5,224	$5,224
Owners (2)	$8,750	$8,750	$8,750	$8,750	$8,750	$8,750	$8,750	$8,750	$8,750	$8,750	$8,750	$8,750
Total Salaries & Wages	$22,720	$22,720	$22,720	$22,720	$22,720	$22,724	$22,724	$22,724	$22,724	$22,724	$22,724	$22,724
Employee Related Expenses	$4,544	$4,544	$4,544	$4,544	$4,544	$4,545	$4,545	$4,544	$4,545	$4,545	$4,545	$4,545
Lease	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250
Water	$6,668	$6,668	$6,668	$6,668	$5,305	$5,304	$5,304	$5,304	$5,304	$5,304	$6,668	$6,668
Electric	$6,668	$6,668	$6,668	$6,668	$5,305	$5,304	$5,304	$5,304	$5,304	$5,304	$6,668	$6,668
Marketing	$4,001	$4,001	$4,001	$4,001	$3,182	$3,183	$3,182	$3,183	$3,182	$3,183	$4,000	$4,001
Waste	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
Property Tax	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250
Marketing	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
TVs												
Furnishings												
Amortization of Other Current Assets	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Operating Expenses	**$53,301**	**$53,302**	**$53,301**	**$53,301**	**$49,754**	**$49,760**	**$49,759**	**$49,760**	**$49,759**	**$49,760**	**$53,305**	**$53,306**
Operating Income	**$41,895**	**$41,895**	**$41,894**	**$41,895**	**$38,853**	**$38,848**	**$38,848**	**$38,848**	**$38,847**	**$38,848**	**$41,890**	**$41,890**

Charlie Foxtrot

Interest Incurred	$1,995	$1,992	$1,990	$1,986	$1,984	$1,982	$1,978	$1,975	$1,973	$1,970	$1,966	$1,964
Depreciation and Amortization	$1,069	$1,070	$1,070	$1,069	$1,070	$1,070	$1,069	$1,070	$1,069	$1,070	$1,070	$1,069
Gain or Loss from Sale of Assets												
Income Taxes	$7,766	$7,766	$7,767	$7,768	$7,160	$7,159	$7,160	$7,161	$7,161	$7,162	$7,770	$7,771
Total Expenses	$102,298	$102,296	$102,293	$102,291	$77,443	$77,444	$77,442	$77,441	$77,437	$77,435	$102,279	$102,277
Net Profit	$31,064	$31,066	$31,069	$31,071	$28,639	$28,638	$28,640	$28,641	$28,645	$28,647	$31,083	$31,085
Net Profit / Sales	23%	23%	23%	23%	27%	27%	27%	27%	27%	27%	23%	23%

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Revenue												
22 Troop Lager 16oz Pours	$3,300	$3,300	$3,300	$3,300	$3,300	$3,300	$3,300	$3,300	$3,300	$3,300	$3,300	$3,300
Unit Sales	660	660	660	660	660	660	660	660	660	660	660	660
Unit Prices	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5
22 Troop Lager 4oz Pour	$2,640	$2,640	$2,640	$2,640	$2,640	$2,640	$2,640	$2,640	$2,640	$2,640	$2,640	$2,640
Unit Sales	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320
Unit Prices	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2
22 Troop Lager 64oz Crowler	$440	$440	$440	$440	$440	$440	$440	$440	$440	$440	$440	$440
Unit Sales	44	44	44	44	44	44	44	44	44	44	44	44
Unit Prices	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10
Slick Sleeve Pale Ale 16oz Pours	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000
Unit Sales	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200
Unit Prices	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5
22 Troop Lager 16oz can 4 -pack	$1,742	$1,743	$1,742	$1,743	$1,742	$1,742	$1,743	$1,742	$1,743	$1,742	$1,742	$1,743
Unit Sales	145.2	145.2	145.2	145.2	145.2	145.2	145.2	145.2	145.2	145.2	145.2	145.2
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
Slick Sleeve Pale Ale 4oz Pour	$2,640	$2,640	$2,640	$2,640	$2,640	$2,640	$2,640	$2,640	$2,640	$2,640	$2,640	$2,640
Unit Sales	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320
Unit Prices	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2
Slick Sleeve Pale Ale 64oz Crowler	$1,100	$1,100	$1,100	$1,100	$1,100	$1,100	$1,100	$1,100	$1,100	$1,100	$1,100	$1,100
Unit Sales	110	110	110	110	110	110	110	110	110	110	110	110
Unit Prices	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10

Slick Sleeve Pale Ale 16oz 4-pack	$5,280	$5,280	$5,280	$5,280	$5,280	$5,280	$5,280	$5,280	$5,280	$5,280	$5,280	$5,280
Unit Sales	440	440	440	440	440	440	440	440	440	440	440	440
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
Double Time Abbey Dubble 16oz Pours	$5,720	$5,720	$5,720	$5,720	$5,720	$5,720	$5,720	$5,720	$5,720	$5,720	$5,720	$5,720
Unit Sales	880	880	880	880	880	880	880	880	880	880	880	880
Unit Prices	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50
Double Time Abbey Dubble 4oz Pours	$5,940	$5,940	$5,940	$5,940	$5,940	$5,940	$5,940	$5,940	$5,940	$5,940	$5,940	$5,940
Unit Sales	1,980	1,980	1,980	1,980	1,980	1,980	1,980	1,980	1,980	1,980	1,980	1,980
Unit Prices	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3
Double Time Abbey Dubble 64oz Crowlers	$1,540	$1,540	$1,540	$1,540	$1,540	$1,540	$1,540	$1,540	$1,540	$1,540	$1,540	$1,540
Unit Sales	110	110	110	110	110	110	110	110	110	110	110	110
Unit Prices	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14
Double Time Abbey Dubble 16oz 4-pack	$4,620	$4,620	$4,620	$4,620	$4,620	$4,620	$4,620	$4,620	$4,620	$4,620	$4,620	$4,620
Unit Sales	288.75	288.75	288.75	288.75	288.75	288.75	288.75	288.75	288.75	288.75	288.75	288.75
Unit Prices	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16
Black Lion Imperial Stout 16oz Pour	$10,560	$10,560	$10,560	$10,560	$10,560	$10,560	$10,560	$10,560	$10,560	$10,560	$10,560	$10,560
Unit Sales	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320
Unit Prices	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8
Black Lion Imperial Stout 4oz Pour	$5,280	$5,280	$5,280	$5,280	$5,280	$5,280	$5,280	$5,280	$5,280	$5,280	$5,280	$5,280
Unit Sales	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320
Unit Prices	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4

Black Lion Imperial Stout 64oz Crowler	$3,520	$3,520	$3,520	$3,520	$3,520	$3,520	$3,520	$3,520	$3,520	$3,520	$3,520	$3,520
Unit Sales	220	220	220	220	220	220	220	220	220	220	220	220
Unit Prices	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16
Black Lion Imperial Stout 16oz 4-pack	$3,168	$3,168	$3,168	$3,168	$3,168	$3,168	$3,168	$3,168	$3,168	$3,168	$3,168	$3,168
Unit Sales	198	198	198	198	198	198	198	198	198	198	198	198
Unit Prices	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16	$16
22 Troop Lager 24 Pack 16oz Distribution	$6,600	$6,600	$6,600	$6,600	$2,200	$2,200	$2,200	$2,200	$2,200	$2,200	$6,600	$6,600
Unit Sales	264	264	264	264	88	88	88	88	88	88	264	264
Unit Prices	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25
Slick Sleeve Pale Ale Half Barrel Keg (1984oz)	$29,050	$29,050	$29,050	$29,050	$9,700	$9,700	$9,700	$9,700	$9,700	$9,700	$29,050	$29,050
Unit Sales	581	581	581	581	194	194	194	194	194	194	581	581
Unit Prices	$50	$50	$50	$50	$50	$50	$50	$50	$50	$50	$50	$50
Black Lion Imperial Stout 24 pack 16oz Distribution	$8,730	$8,730	$8,730	$8,730	$4,365	$4,365	$4,365	$4,365	$4,365	$4,365	$8,730	$8,730
Unit Sales	194	194	194	194	97	97	97	97	97	97	194	194
Unit Prices	$45	$45	$45	$45	$45	$45	$45	$45	$45	$45	$45	$45
T-Shirts	$2,180	$2,180	$2,180	$2,180	$720	$720	$720	$720	$720	$720	$2,180	$2,180
Unit Sales	109	109	109	109	36	36	36	36	36	36	109	109
Unit Prices	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20
IPA 16oz Pour	$7,920	$7,920	$7,920	$7,920	$7,920	$7,920	$7,920	$7,920	$7,920	$7,920	$7,920	$7,920
Unit Sales	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320
Unit Prices	$6	$6	$6	$6	$6	$6	$6	$6	$6	$6	$6	$6

IPA 4oz Pour	$3,300	$3,300	$3,300	$3,300	$3,300	$3,300	$3,300	$3,300	$3,300	$3,300	$3,300	$3,300
Unit Sales	1,100	1,100	1,100	1,100	1,100	1,100	1,100	1,100	1,100	1,100	1,100	1,100
Unit Prices	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3
IPA 16oz 4-Pack	$1,584	$1,584	$1,584	$1,584	$1,584	$1,584	$1,584	$1,584	$1,584	$1,584	$1,584	$1,584
Unit Sales	132	132	132	132	132	132	132	132	132	132	132	132
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
IPA 64oz Crowler	$660	$660	$660	$660	$660	$660	$660	$660	$660	$660	$660	$660
Unit Sales	55	55	55	55	55	55	55	55	55	55	55	55
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
Shandy 16oz Pour	$4,400	$4,400	$4,400	$4,400	$4,400	$4,400	$4,400	$4,400	$4,400	$4,400	$4,400	$4,400
Unit Sales	880	880	880	880	880	880	880	880	880	880	880	880
Unit Prices	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5
Shandy 4oz Pour	$1,320	$1,320	$1,320	$1,320	$1,320	$1,320	$1,320	$1,320	$1,320	$1,320	$1,320	$1,320
Unit Prices	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2
Unit Sales	660	660	660	660	660	660	660	660	660	660	660	660
Shandy 64oz Crowler	$440	$440	$440	$440	$440	$440	$440	$440	$440	$440	$440	$440
Unit Prices	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10
Unit Sales	44	44	44	44	44	44	44	44	44	44	44	44
Shandy 16oz 4-Pack	$880	$880	$880	$880	$880	$880	$880	$880	$880	$880	$880	$880
Unit Sales	88	88	88	88	88	88	88	88	88	88	88	88
Unit Prices	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10
Porter 16oz Pour	$4,620	$4,620	$4,620	$4,620	$4,620	$4,620	$4,620	$4,620	$4,620	$4,620	$4,620	$4,620
Unit Sales	660	660	660	660	660	660	660	660	660	660	660	660
Unit Prices	$7	$7	$7	$7	$7	$7	$7	$7	$7	$7	$7	$7
Porter 4oz Pour	$660	$660	$660	$660	$660	$660	$660	$660	$660	$660	$660	$660
Unit Sales	165	165	165	165	165	165	165	165	165	165	165	165

Unit Prices	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4
Porter 64oz Crowler	$1,232	$1,232	$1,232	$1,232	$1,232	$1,232	$1,232	$1,232	$1,232	$1,232	$1,232	$1,232
Unit Sales	88	88	88	88	88	88	88	88	88	88	88	88
Unit Prices	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14
Porter 16oz 4-Pack	$924	$924	$924	$924	$924	$924	$924	$924	$924	$924	$924	$924
Unit Sales	66	66	66	66	66	66	66	66	66	66	66	66
Unit Prices	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14
Blonde 16oz Pour	$660	$660	$660	$660	$660	$660	$660	$660	$660	$660	$660	$660
Unit Sales	132	132	132	132	132	132	132	132	132	132	132	132
Unit Prices	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5
Blonde 4oz Pour	$660	$660	$660	$660	$660	$660	$660	$660	$660	$660	$660	$660
Unit Sales	220	220	220	220	220	220	220	220	220	220	220	220
Unit Prices	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3
Blonde 64oz Crowler	$1,056	$1,056	$1,056	$1,056	$1,056	$1,056	$1,056	$1,056	$1,056	$1,056	$1,056	$1,056
Unit Sales	88	88	88	88	88	88	88	88	88	88	88	88
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
Blonde 16oz 4-Pack	$1,109	$1,109	$1,108	$1,109	$1,109	$1,109	$1,109	$1,108	$1,109	$1,109	$1,109	$1,109
Unit Sales	92.4	92.4	92.4	92.4	92.4	92.4	92.4	92.4	92.4	92.4	92.4	92.4
Unit Prices	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
Total Revenue	**$141,475**	**$141,475**	**$141,476**	**$141,475**	**$111,900**	**$111,900**	**$111,900**	**$111,901**	**$111,900**	**$111,900**	**$141,475**	**$141,475**
Direct Costs												
22 Troop Lager 16oz Pours	$277	$278	$277	$277	$277	$277	$278	$277	$277	$277	$277	$278
22 Troop Lager 4oz Pour	$132	$132	$132	$132	$132	$132	$132	$132	$132	$132	$132	$132

22 Troop Lager 64oz Crowler	$73	$74	$73	$73	$73	$73	$73	$73	$73	$73	$73	$73
22 Troop Lager 16oz can 4 -pack	$241	$241	$241	$241	$241	$242	$241	$241	$241	$241	$241	$241
Slick Sleeve Pale Ale 16oz Pours	$480	$480	$480	$480	$480	$480	$480	$480	$480	$480	$480	$480
Slick Sleeve Pale Ale 4oz Pour	$132	$132	$132	$132	$132	$132	$132	$132	$132	$132	$132	$132
Slick Sleeve Pale Ale 64oz Crowler	$176	$176	$176	$176	$176	$176	$176	$176	$176	$176	$176	$176
Slick Sleeve Pale Ale 16oz 4-pack	$704	$704	$704	$704	$704	$704	$704	$704	$704	$704	$704	$704
Double Time Abbey Dubble 16oz Pours	$379	$378	$379	$378	$378	$379	$378	$379	$378	$378	$379	$378
Double Time Abbey Dubble 4oz Pours	$218	$217	$218	$218	$218	$218	$217	$218	$218	$218	$218	$217
Double Time Abbey Dubble 64oz Crowlers	$190	$190	$191	$190	$190	$191	$190	$190	$191	$190	$190	$190
Double Time Abbey Dubble 16oz 4-pack	$499	$500	$499	$500	$499	$500	$499	$500	$499	$500	$499	$500
Black Lion Imperial Stout 16oz Pour	$633	$634	$633	$634	$634	$633	$634	$633	$634	$634	$633	$634
Black Lion Imperial Stout 4oz Pour	$159	$158	$159	$158	$158	$159	$158	$159	$158	$158	$159	$158
Black Lion Imperial Stout 64oz Crowler	$423	$422	$423	$422	$422	$423	$422	$423	$422	$422	$423	$422
Black Lion Imperial Stout 16oz 4-pack	$380	$380	$380	$380	$381	$380	$380	$380	$380	$380	$381	$380
22 Troop Lager 24 Pack 16oz Distribution	$2,635	$2,635	$2,635	$2,634	$878	$879	$878	$878	$878	$879	$2,634	$2,635

Slick Sleeve Pale Ale Half Barrel Keg (1984oz)	$28,818	$28,818	$28,817	$28,818	$9,622	$9,623	$9,622	$9,622	$9,623	$9,622	$28,818	$28,817
Black Lion Imperial Stout 24 pack 16oz Distribution	$2,235	$2,235	$2,235	$2,235	$1,117	$1,118	$1,117	$1,118	$1,117	$1,118	$2,235	$2,234
TShirt	$763	$763	$763	$763	$252	$252	$252	$252	$252	$252	$763	$763
IPA 16oz Pour	$396	$396	$396	$396	$396	$396	$396	$396	$396	$396	$396	$396
IPA 4oz Pour	$88	$88	$88	$88	$88	$88	$88	$88	$88	$88	$88	$88
IPA 16oz 4-Pack	$159	$158	$159	$158	$158	$159	$158	$159	$158	$158	$159	$158
IPA 64oz Crowler	$68	$67	$68	$68	$67	$68	$67	$68	$68	$67	$68	$68
Shandy 16oz Pour	$203	$202	$203	$202	$202	$203	$202	$203	$202	$202	$203	$202
Shandy 4oz Pour	$39	$40	$39	$40	$40	$39	$40	$39	$40	$40	$39	$40
Shandy 64oz Crowler	$41	$40	$41	$40	$41	$40	$41	$40	$41	$40	$41	$40
Shandy 16oz 4-Pack	$83	$84	$83	$84	$84	$83	$84	$83	$84	$84	$83	$84
Porter 16oz Pour	$264	$264	$264	$264	$264	$264	$264	$264	$264	$264	$264	$264
Porter 4oz Pour	$17	$16	$17	$16	$17	$16	$17	$16	$17	$16	$17	$16
Porter 64oz Crowler	$141	$140	$141	$141	$141	$141	$140	$141	$141	$141	$141	$140
Porter 16oz 4-Pack	$112	$113	$112	$112	$112	$112	$113	$112	$112	$112	$112	$113
Blonde 16oz Pour	$37	$36	$37	$37	$37	$37	$37	$37	$37	$37	$37	$37
Blonde 4oz Pour	$16	$15	$16	$15	$15	$16	$15	$16	$15	$15	$16	$15
Blonde 64oz Crowler	$99	$98	$99	$98	$99	$99	$98	$99	$98	$99	$98	$99
Blonde 16oz 4-Pack	$109	$109	$109	$109	$109	$109	$109	$109	$110	$109	$109	$109
Total Direct Costs	**$41,416**	**$41,416**	**$41,415**	**$41,416**	**$18,836**	**$18,835**	**$18,836**	**$18,835**	**$18,836**	**$18,835**	**$41,416**	**$41,415**

Gross Margin	$100,060	$100,060	$100,060	$100,060	$93,065	$93,065	$93,065	$93,065	$93,065	$93,065	$100,060	$100,060
Gross Margin %	**71%**	**71%**	**71%**	**71%**	**83%**	**83%**	**83%**	**83%**	**83%**	**83%**	**71%**	**71%**
Operating Expenses												
Salaries and Wages												
Salary (2)	$9,186	$9,186	$9,186	$9,188	$9,188	$9,188	$9,188	$9,188	$9,188	$9,188	$9,188	$9,188
Bartenders (4)	$5,324	$5,324	$5,324	$5,328	$5,328	$5,328	$5,328	$5,328	$5,328	$5,328	$5,328	$5,328
Owners (2)	$9,186	$9,186	$9,186	$9,188	$9,188	$9,188	$9,188	$9,188	$9,188	$9,188	$9,188	$9,188
Total Salaries & Wages	$23,696	$23,696	$23,696	$23,704	$23,704	$23,704	$23,704	$23,704	$23,704	$23,704	$23,704	$23,704
Employee Related Expenses	$4,739	$4,739	$4,739	$4,741	$4,741	$4,741	$4,740	$4,741	$4,741	$4,741	$4,741	$4,740
Lease	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250	$6,250
Water	$7,074	$7,074	$7,073	$7,074	$5,595	$5,595	$5,595	$5,595	$5,595	$5,595	$7,074	$7,074
Electric	$7,074	$7,074	$7,073	$7,074	$5,595	$5,595	$5,595	$5,595	$5,595	$5,595	$7,074	$7,074
Marketing	$4,245	$4,244	$4,244	$4,244	$3,357	$3,357	$3,357	$3,357	$3,357	$3,357	$4,245	$4,244
Waste	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
Property Tax	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250
Marketing	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
TVs												
Furnishings												
Amortization of Other Current Assets	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Operating Expenses	**$55,527**	**$55,527**	**$55,527**	**$55,537**	**$51,692**	**$51,691**	**$51,692**	**$51,692**	**$51,692**	**$51,692**	**$55,536**	**$55,537**
Operating Income	**$44,533**	**$44,532**	**$44,533**	**$44,523**	**$41,373**	**$41,373**	**$41,372**	**$41,373**	**$41,373**	**$41,373**	**$44,523**	**$44,523**

Interest Incurred	$1,961	$1,959	$1,955	$1,952	$1,950	$1,946	$1,944	$1,940	$1,938	$1,934	$1,932	$1,928
Depreciation and Amortization	$1,070	$1,070	$1,069	$1,070	$1,070	$1,069	$1,070	$1,070	$1,069	$1,070	$1,069	$1,070
Gain or Loss from Sale of Assets												
Income Taxes	$8,301	$8,301	$8,301	$8,301	$7,670	$7,672	$7,672	$7,672	$7,673	$7,674	$8,304	$8,305
Total Expenses	$108,274	$108,271	$108,269	$108,275	$81,216	$81,216	$81,212	$81,210	$81,207	$81,206	$108,257	$108,256
Net Profit	$33,201	$33,204	$33,207	$33,200	$30,684	$30,684	$30,688	$30,691	$30,692	$30,695	$33,218	$33,220
Net Profit / Sales	23%	23%	23%	23%	27%	27%	27%	27%	27%	27%	23%	23%

	2021	2022	2023
Revenue			
22 Troop Lager 16oz Pours	$36,000	$37,800	$39,600
Unit Sales	7,200	7,560	7,920
Unit Prices	$5	$5	$5
22 Troop Lager 4oz Pour	$28,800	$30,240	$31,680
Unit Sales	14,400	15,120	15,840
Unit Prices	$2	$2	$2
22 Troop Lager 64oz Crowler	$4,800	$5,040	$5,280
Unit Sales	480	504	528
Unit Prices	$10	$10	$10
22 Troop Lager 16oz can 4 -pack	$17,280	$18,144	$20,909
Unit Sales	1,440	1,512	1,742.4
Unit Prices	$12	$12	$12
Slick Sleeve Pale Ale 16oz Pours	$72,000	$72,000	$72,000
Unit Sales	14,400	14,400	14,400
Unit Prices	$5	$5	$5
Slick Sleeve Pale Ale 4oz Pour	$28,800	$30,240	$31,680
Unit Sales	14,400	15,120	15,840
Unit Prices	$2	$2	$2
Slick Sleeve Pale Ale 64oz Crowler	$12,000	$12,600	$13,200
Unit Sales	1,200	1,260	1,320
Unit Prices	$10	$10	$10
Slick Sleeve Pale Ale 16oz 4-pack	$57,600	$60,480	$63,360
Unit Sales	4,800	5,040	5,280
Unit Prices	$12	$12	$12

Double Time Abbey Dubble 16oz Pours	$62,400	$65,520	$68,640
Unit Sales	9,600	10,080	10,560
Unit Prices	$6.50	$6.50	$6.50
Double Time Abbey Dubble 4oz Pours	$64,800	$68,040	$71,280
Unit Sales	21,600	22,680	23,760
Unit Prices	$3	$3	$3
Double Time Abbey Dubble 64oz Crowlers	$16,800	$17,640	$18,480
Unit Sales	1,200	1,260	1,320
Unit Prices	$14	$14	$14
Double Time Abbey Dubble 16oz 4-pack	$48,000	$50,400	$55,440
Unit Sales	3,000	3,150	3,465
Unit Prices	$16	$16	$16
Black Lion Imperial Stout 16oz Pour	$115,200	$120,960	$126,720
Unit Sales	14,400	15,120	15,840
Unit Prices	$8	$8	$8
Black Lion Imperial Stout 4oz Pour	$57,600	$60,480	$63,360
Unit Sales	14,400	15,120	15,840
Unit Prices	$4	$4	$4
Black Lion Imperial Stout 64oz Crowler	$38,400	$40,320	$42,240
Unit Sales	2,400	2,520	2,640
Unit Prices	$16	$16	$16
Black Lion Imperial Stout 16oz 4-pack	$34,560	$36,288	$38,016
Unit Sales	2,160	2,268	2,376
Unit Prices	$16	$16	$16
22 Troop Lager 24 Pack 16oz Distribution	$48,000	$52,800	$52,800
Unit Sales	1,920	2,112	2,112
Unit Prices	$25	$25	$25

Slick Sleeve Pale Ale Half Barrel Keg (1984oz)	$192,000	$211,200	$232,500
Unit Sales	3,840	4,224	4,650
Unit Prices	$50	$50	$50
Black Lion Imperial Stout 24 pack 16oz Distribution	$64,800	$71,280	$78,570
Unit Sales	1,440	1,584	1,746
Unit Prices	$45	$45	$45
IPA 16oz Pour	$86,400	$90,720	$95,040
Unit Sales	14,400	15,120	15,840
Unit Prices	$6	$6	$6
T-Shirts	$14,400	$15,840	$17,400
Unit Sales	720	792	870
Unit Prices	$20	$20	$20
IPA 4oz Pour	$36,000	$37,800	$39,600
Unit Sales	12,000	12,600	13,200
Unit Prices	$3	$3	$3
IPA 16oz 4-Pack	$17,280	$18,144	$19,008
Unit Sales	1,440	1,512	1,584
Unit Prices	$12	$12	$12
IPA 64oz Crowler	$7,200	$7,560	$7,920
Unit Sales	600	630	660
Unit Prices	$12	$12	$12
Shandy 16oz Pour	$48,000	$50,400	$52,800
Unit Sales	9,600	10,080	10,560
Unit Prices	$5	$5	$5
Shandy 4oz Pour	$14,400	$15,120	$15,840
Unit Sales	7,200	7,560	7,920
Unit Prices	$2	$2	$2

Shandy 64oz Crowler	$4,800	$5,040	$5,280
Unit Sales	480	504	528
Unit Prices	$10	$10	$10
Shandy 16oz 4-Pack	$9,600	$10,080	$10,560
Unit Sales	960	1,008	1,056
Unit Prices	$10	$10	$10
Porter 16oz Pour	$50,400	$52,920	$55,440
Unit Sales	7,200	7,560	7,920
Unit Prices	$7	$7	$7
Porter 4oz Pour	$7,200	$7,560	$7,920
Unit Sales	1,800	1,890	1,980
Unit Prices	$4	$4	$4
Porter 64oz Crowler	$13,440	$14,112	$14,784
Unit Sales	960	1,008	1,056
Unit Prices	$14	$14	$14
Porter 16oz 4-Pack	$10,080	$10,584	$11,088
Unit Sales	720	756	792
Unit Prices	$14	$14	$14
Blonde 16oz Pour	$7,200	$7,560	$7,920
Unit Sales	1,440	1,512	1,584
Unit Prices	$5	$5	$5
Blonde 4oz Pour	$7,200	$7,560	$7,920
Unit Sales	2,400	2,520	2,640
Unit Prices	$3	$3	$3
Blonde 64oz Crowler	$11,520	$12,096	$12,672
Unit Sales	960	1,008	1,056
Unit Prices	$12	$12	$12

Blonde 16oz 4-Pack	$11,520	$12,096	$13,306
Unit Sales	960	1,008	1,108.8
Unit Prices	$12	$12	$12
Total Revenue	**$1,356,480**	**$1,436,664**	**$1,520,252**
Direct Costs			
22 Troop Lager 16oz Pours	$3,024	$3,175	$3,327
22 Troop Lager 4oz Pour	$1,440	$1,512	$1,584
22 Troop Lager 64oz Crowler	$797	$836	$877
22 Troop Lager 16oz can 4 -pack	$2,390	$2,510	$2,893
Slick Sleeve Pale Ale 16oz Pours	$5,760	$5,760	$5,760
Slick Sleeve Pale Ale 64oz Crowler	$1,440	$1,512	$1,584
Slick Sleeve Pale Ale 4oz Pour	$1,920	$2,016	$2,112
Slick Sleeve Pale Ale 16oz 4-pack	$7,680	$8,064	$8,448
Double Time Abbey Dubble 16oz Pours	$4,128	$4,334	$4,541
Double Time Abbey Dubble 4oz Pours	$2,376	$2,495	$2,613
Double Time Abbey Dubble 64oz Crowlers	$2,076	$2,180	$2,283
Double Time Abbey Dubble 16oz 4-pack	$5,190	$5,450	$5,994
Black Lion Imperial Stout 16oz Pour	$6,912	$7,258	$7,603
Black Lion Imperial Stout 4oz Pour	$1,728	$1,814	$1,901
Black Lion Imperial Stout 64oz Crowler	$4,608	$4,838	$5,069
Black Lion Imperial Stout 16oz 4-pack	$4,147	$4,355	$4,562
22 Troop Lager 24 Pack 16oz Distribution	$19,162	$21,077	$21,078
Slick Sleeve Pale Ale Half Barrel Keg (1984oz)	$190,464	$209,510	$230,640
Black Lion Imperial Stout 24 pack 16oz Distribution	$16,589	$18,247	$20,114
TShirt	$5,040	$5,544	$6,090
IPA 16oz Pour	$4,320	$4,536	$4,752

IPA 4oz Pour	$960	$1,008	$1,056
IPA 16oz 4-Pack	$1,728	$1,814	$1,901
IPA 64oz Crowler	$738	$775	$812
Shandy 16oz Pour	$2,208	$2,318	$2,429
Shandy 4oz Pour	$432	$454	$475
Shandy 64oz Crowler	$442	$463	$486
Shandy 16oz 4-Pack	$912	$958	$1,003
Porter 16oz Pour	$2,880	$3,024	$3,168
Porter 4oz Pour	$180	$189	$198
Porter 64oz Crowler	$1,536	$1,613	$1,689
Porter 16oz 4-Pack	$1,224	$1,285	$1,347
Blonde 16oz Pour	$403	$424	$443
Blonde 4oz Pour	$168	$176	$185
Blonde 64oz Crowler	$1,075	$1,129	$1,183
Blonde 16oz 4-Pack	$1,133	$1,189	$1,309
Total Direct Costs	**$307,210**	**$333,844**	**$361,507**
Gross Margin %	**77%**	**77%**	**76%**
Gross Margin	$1,049,270	$1,102,819	$1,158,745
Operating Expenses			
Salaries and Wages			
Salary (2)	$100,000	$105,000	$110,250
Bartenders (4)	$61,440	$62,668	$63,924
Owners (2)	$100,000	$105,000	$110,250
Total Salaries & Wages	$261,440	$272,668	$284,424
Employee Related Expenses	$52,288	$54,534	$56,884
Lease	$75,000	$75,000	$75,000

Water	$67,824	$71,833	$76,013
Electric	$67,824	$71,833	$76,013
Marketing	$40,694	$43,100	$45,608
Waste	$14,400	$14,400	$14,400
Property Tax	$1,500	$3,000	$3,000
Marketing	$12,000	$12,000	$12,000
TVs	$5,000		
Furnishings	$10,000		
Amortization of Other Current Assets	$2,000	$0	$0
Total Operating Expenses	**$609,970**	**$618,368**	**$643,342**
Operating Income	**$439,300**	**$484,451**	**$515,404**
Interest Incurred	$22,127	$23,755	$23,339
Depreciation and Amortization	$12,836	$12,835	$12,836
Gain or Loss from Sale of Assets			
Income Taxes	$80,868	$89,571	$95,846
Total Expenses	**$1,033,010**	**$1,078,376**	**$1,136,869**
Net Profit	**$323,470**	**$358,288**	**$383,384**
Net Profit / Sales	**24%**	**25%**	**25%**

Balance Sheet (With Monthly Detail)

2021	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21
Cash	$391,982	$429,313	$474,894	$520,474	$568,005	$609,080	$650,042	$690,866	$731,690	$772,514	$811,384	$856,711
Accounts Receivable	$93,955	$93,955	$93,954	$93,955	$75,380	$75,380	$75,380	$75,379	$75,380	$75,380	$93,955	$93,955
Inventory												
Other Current Assets	$28,833	$28,667	$28,500	$28,333	$28,167	$28,000	$27,833	$27,667	$27,500	$27,333	$27,167	$27,000
Total Current Assets	$514,770	$551,934	$597,348	$642,762	$671,551	$712,459	$753,254	$793,911	$834,569	$875,227	$932,506	$977,665
Long-Term Assets	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500
Accumulated Depreciation	($1,070)	($2,139)	($3,209)	($4,279)	($5,348)	($6,418)	($7,488)	($8,557)	($9,627)	($10,696)	($11,766)	($12,836)
Total Long-Term Assets	$158,430	$157,361	$156,291	$155,221	$154,152	$153,082	$152,013	$150,943	$149,873	$148,804	$147,734	$146,664
Total Assets	$673,200	$709,295	$753,639	$797,984	$825,703	$865,541	$905,267	$944,854	$984,443	$1,024,031	$1,080,240	$1,124,330
Accounts Payable	$41,120	$32,870	$32,870	$32,870	$20,751	$20,751	$20,888	$20,888	$20,888	$20,888	$33,007	$33,007
Income Taxes Payable	$4,660	$11,915	$19,170	$26,426	$33,129	$39,832	$46,485	$53,139	$59,794	$66,449	$73,658	$80,868
Sales Taxes Payable	$8,781	$17,562	$26,342	$35,123	$42,168	$49,213	$56,258	$63,302	$70,347	$77,392	$86,173	$94,954
Short-Term Debt	$8,710	$8,743	$8,776	$8,809	$8,842	$8,875	$8,908	$8,941	$8,975	$9,009	$9,042	$9,076
Prepaid Revenue												
Total Current Liabilities	$63,271	$71,090	$87,157	$103,227	$104,889	$118,671	$132,539	$146,271	$160,004	$173,738	$201,881	$217,906
Long-Term Debt	$531,290	$530,546	$529,800	$529,050	$528,298	$527,544	$526,786	$526,025	$525,262	$524,496	$523,726	$522,954
Long-Term Liabilities	$531,290	$530,546	$529,800	$529,050	$528,298	$527,544	$526,786	$526,025	$525,262	$524,496	$523,726	$522,954

Total Liabilities	$594,561	$601,636	$616,957	$632,278	$633,188	$646,214	$659,325	$672,296	$685,266	$698,234	$725,607	$740,860
Paid-In Capital	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000
Retained Earnings												
Earnings	$18,640	$47,659	$76,682	$105,706	$132,515	$159,327	$185,942	$212,558	$239,176	$265,797	$294,633	$323,470
Total Owner's Equity	$78,640	$107,659	$136,682	$165,706	$192,515	$219,327	$245,942	$272,558	$299,176	$325,797	$354,633	$383,470
Total Liabilities & Equity	$673,200	$709,295	$753,639	$797,984	$825,703	$865,541	$905,267	$944,854	$984,443	$1,024,031	$1,080,240	$1,124,330

2022	Jan '22	Feb '22	Mar '22	Apr '22	May '22	June '22	July '22	Aug '22	Sept '22	Oct '22	Nov '22	Dec '22
Cash	$806,622	$855,115	$822,742	$871,236	$921,880	$965,418	$1,008,955	$1,052,493	$1,096,031	$1,139,568	$1,180,955	$1,157,445
Accounts Receivable	$99,888	$99,888	$99,889	$99,888	$79,456	$79,455	$79,456	$79,456	$79,456	$79,455	$99,889	$99,888
Inventory												
Other Current Assets	$27,000	$27,000	$27,000	$27,000	$27,000	$27,000	$27,000	$27,000	$27,000	$27,000	$27,000	$27,000
Total Current Assets	$933,510	$982,003	$949,630	$998,124	$1,028,336	$1,071,873	$1,115,411	$1,158,948	$1,202,486	$1,246,023	$1,307,844	$1,284,333
Long-Term Assets	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500
Accumulated Depreciation	($13,905)	($14,975)	($16,045)	($17,114)	($18,184)	($19,254)	($20,323)	($21,393)	($22,463)	($23,532)	($24,602)	($25,671)
Total Long-Term Assets	$145,595	$144,525	$143,455	$142,386	$141,316	$140,246	$139,177	$138,107	$137,038	$135,968	$134,898	$133,829
Total Assets	$1,079,104	$1,126,528	$1,093,086	$1,140,510	$1,169,652	$1,212,119	$1,254,587	$1,297,056	$1,339,524	$1,381,991	$1,442,742	$1,418,162
Accounts Payable	$35,312	$35,312	$35,312	$35,312	$21,981	$21,981	$21,981	$21,981	$21,981	$21,981	$35,312	$35,312
Income Taxes Payable	$88,634	$96,400	$23,299	$31,067	$38,227	$45,386	$52,546	$59,707	$66,868	$74,030	$81,800	$89,571
Sales Taxes Payable	$9,335	$18,670	$28,006	$37,341	$44,767	$52,192	$59,618	$67,044	$74,470	$81,895	$91,231	$100,566
Short-Term Debt	$9,110	$9,144	$9,179	$9,213	$9,248	$9,282	$9,317	$9,352	$9,387	$9,422	$9,458	$9,493
Prepaid Revenue												
Total Current Liabilities	$142,391	$159,526	$95,796	$112,933	$114,223	$128,841	$143,462	$158,084	$172,706	$187,328	$217,801	$234,942
Long-Term Debt	$522,179	$521,402	$520,621	$519,837	$519,051	$518,261	$517,469	$516,673	$515,875	$515,073	$514,269	$513,461
Long-Term Liabilities	$522,179	$521,402	$520,621	$519,837	$519,051	$518,261	$517,469	$516,673	$515,875	$515,073	$514,269	$513,461
Total Liabilities	$664,571	$680,928	$616,416	$632,770	$633,273	$647,102	$660,931	$674,757	$688,581	$702,401	$732,069	$748,403

Paid-In Capital	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000
Retained Earnings	$323,470	$323,470	$323,470	$323,470	$323,470	$323,470	$323,470	$323,470	$323,470	$323,470	$323,470	$251,470
Earnings	$31,064	$62,131	$93,200	$124,270	$152,909	$181,547	$210,187	$238,829	$267,473	$296,120	$327,203	$358,289
Total Owner's Equity	**$414,534**	**$445,600**	**$476,669**	**$507,740**	**$536,379**	**$565,017**	**$593,657**	**$622,298**	**$650,943**	**$679,590**	**$710,673**	**$669,758**
Total Liabilities & Equity	**$1,079,104**	**$1,126,528**	**$1,093,086**	**$1,140,510**	**$1,169,652**	**$1,212,119**	**$1,254,587**	**$1,297,056**	**$1,339,524**	**$1,381,991**	**$1,442,742**	**$1,418,162**

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Cash	$1,104,869	$1,156,569	$1,118,698	$1,170,388	$1,224,476	$1,270,946	$1,317,416	$1,363,886	$1,410,355	$1,456,825	$1,500,897	$1,552,588
Accounts Receivable	$105,965	$105,965	$105,965	$105,965	$83,813	$83,813	$83,813	$83,813	$83,813	$83,813	$105,965	$105,965
Inventory												
Other Current Assets	$27,000	$27,000	$27,000	$27,000	$27,000	$27,000	$27,000	$27,000	$27,000	$27,000	$27,000	$27,000
Total Current Assets	$1,237,834	$1,289,535	$1,251,663	$1,303,353	$1,335,289	$1,381,759	$1,428,229	$1,474,699	$1,521,169	$1,567,638	$1,633,862	$1,685,553
Long-Term Assets	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500	$159,500
Accumulated Depreciation	($26,741)	($27,811)	($28,880)	($29,950)	($31,020)	($32,089)	($33,159)	($34,229)	($35,298)	($36,368)	($37,438)	($38,507)
Total Long-Term Assets	$132,759	$131,689	$130,620	$129,550	$128,480	$127,411	$126,341	$125,271	$124,202	$123,132	$122,062	$120,993
Total Assets	$1,370,593	$1,421,224	$1,382,283	$1,432,903	$1,463,770	$1,509,170	$1,554,570	$1,599,970	$1,645,370	$1,690,771	$1,755,925	$1,806,546
Accounts Payable	$37,679	$37,679	$37,679	$37,679	$23,145	$23,145	$23,145	$23,145	$23,145	$23,145	$37,679	$37,679
Income Taxes Payable	$97,872	$106,173	$24,903	$33,204	$40,874	$48,546	$56,218	$63,890	$71,563	$79,237	$87,541	$95,846
Sales Taxes Payable	$9,903	$19,807	$29,710	$39,613	$47,446	$55,279	$63,112	$70,945	$78,778	$86,611	$96,514	$106,418
Short-Term Debt	$9,529	$9,565	$9,600	$9,636	$9,673	$9,709	$9,745	$9,782	$9,819	$9,855	$9,892	$9,929
Prepaid Revenue												
Total Current Liabilities	$154,983	$173,224	$101,893	$120,133	$121,138	$136,679	$152,221	$167,762	$183,305	$198,849	$231,626	$249,872
Long-Term Debt	$512,651	$511,837	$511,020	$510,201	$509,378	$508,552	$507,723	$506,891	$506,056	$505,218	$504,376	$503,532
Long-Term Liabilities	$512,651	$511,837	$511,020	$510,201	$509,378	$508,552	$507,723	$506,891	$506,056	$505,218	$504,376	$503,532
Total Liabilities	$667,634	$685,061	$612,913	$630,333	$630,516	$645,231	$659,944	$674,653	$689,361	$704,067	$736,003	$753,404

Paid-In Capital	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000
Retained Earnings	$609,758	$609,758	$609,758	$609,758	$609,758	$609,758	$609,758	$609,758	$609,758	$609,758	$609,758	$609,758
Earnings	$33,201	$66,405	$99,611	$132,811	$163,495	$194,180	$224,868	$255,558	$286,251	$316,946	$350,163	$383,383
Total Owner's Equity	$702,959	$736,163	$769,370	$802,570	$833,254	$863,938	$894,626	$925,317	$956,009	$986,704	$1,019,922	$1,053,142
Total Liabilities & Equity	$1,370,593	$1,421,224	$1,382,283	$1,432,903	$1,463,770	$1,509,170	$1,554,570	$1,599,970	$1,645,370	$1,690,771	$1,755,925	$1,806,546

Charlie Foxtrot

	2021	2022	2023
Cash	$856,711	$1,157,445	$1,552,588
Accounts Receivable	$93,955	$99,888	$105,965
Inventory			
Other Current Assets	$27,000	$27,000	$27,000
Total Current Assets	**$977,665**	**$1,284,333**	**$1,685,553**
Long-Term Assets	$159,500	$159,500	$159,500
Accumulated Depreciation	($12,836)	($25,671)	($38,507)
Total Long-Term Assets	**$146,664**	**$133,829**	**$120,993**
Total Assets	**$1,124,330**	**$1,418,162**	**$1,806,546**
Accounts Payable	$33,007	$35,312	$37,679
Income Taxes Payable	$80,868	$89,571	$95,846
Sales Taxes Payable	$94,954	$100,566	$106,418
Short-Term Debt	$9,076	$9,493	$9,929
Prepaid Revenue			
Total Current Liabilities	**$217,906**	**$234,942**	**$249,872**
Long-Term Debt	$522,954	$513,461	$503,532
Long-Term Liabilities	**$522,954**	**$513,461**	**$503,532**
Total Liabilities	**$740,860**	**$748,403**	**$753,404**
Paid-In Capital	$60,000	$60,000	$60,000
Retained Earnings		$251,470	$609,758
Earnings	$323,470	$358,289	$383,383
Total Owner's Equity	**$383,470**	**$669,758**	**$1,053,142**

Total Liabilities & Equity	$1,124,330	$1,418,162	$1,806,546

Cash Flow Statement (With Monthly Detail)

2021	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21
Net Cash Flow from Operations												
Net Profit	$18,640	$29,019	$29,023	$29,024	$26,809	$26,812	$26,615	$26,616	$26,618	$26,621	$28,836	$28,837
Depreciation & Amortization	$1,236	$1,236	$1,236	$1,236	$1,236	$1,236	$1,236	$1,236	$1,236	$1,236	$1,236	$1,236
Change in Accounts Receivable	($93,955)	$0	$1	($1)	$18,575	$0	$0	$1	($1)	$0	($18,575)	$0
Change in Inventory												
Change in Accounts Payable	$41,120	($8,250)	$0	$0	($12,119)	$0	$138	$0	$0	$0	$12,119	$0
Change in Income Tax Payable	$4,660	$7,255	$7,255	$7,256	$6,703	$6,703	$6,653	$6,654	$6,655	$6,655	$7,209	$7,210
Change in Sales Tax Payable	$8,781	$8,781	$8,780	$8,781	$7,045	$7,045	$7,045	$7,044	$7,045	$7,045	$8,781	$8,781
Change in Prepaid Revenue												
Net Cash Flow from Operations	($19,518)	$38,042	$46,294	$46,297	$48,250	$41,796	$41,687	$41,551	$41,554	$41,557	$39,605	$46,064
Investing & Financing												
Assets Purchased or Sold	($188,500)											
Net Cash from Investing	($188,500)											

Investments Received	$60,000											
Dividends & Distributions												
Change in Short-Term Debt	$8,710	$33	$33	$33	$33	$33	$33	$33	$34	$34	$34	$34
Change in Long-Term Debt	$531,290	($744)	($746)	($749)	($752)	($755)	($758)	($761)	($763)	($766)	($769)	($772)
Net Cash from Financing	**$600,000**	**($711)**	**($714)**	**($716)**	**($719)**	**($722)**	**($724)**	**($727)**	**($730)**	**($733)**	**($735)**	**($738)**
Cash at Beginning of Period	$0	$391,982	$429,313	$474,894	$520,474	$568,005	$609,080	$650,042	$690,866	$731,690	$772,514	$811,384
Net Change in Cash	$391,982	$37,331	$45,581	$45,580	$47,531	$41,075	$40,962	$40,824	$40,824	$40,825	$38,870	$45,326
Cash at End of Period	**$391,982**	**$429,313**	**$474,894**	**$520,474**	**$568,005**	**$609,080**	**$650,042**	**$690,866**	**$731,690**	**$772,514**	**$811,384**	**$856,711**

2022	Jan '22	Feb '22	Mar '22	Apr '22	May '22	June '22	July '22	Aug '22	Sept '22	Oct '22	Nov '22	Dec '22
Net Cash Flow from Operations												
Net Profit	$31,064	$31,066	$31,069	$31,071	$28,639	$28,638	$28,640	$28,641	$28,645	$28,647	$31,083	$31,085
Depreciation & Amortization	$1,070	$1,070	$1,070	$1,070	$1,070	$1,070	$1,070	$1,070	$1,070	$1,070	$1,070	$1,070
Change in Accounts Receivable	($5,933)	$0	($1)	$1	$20,432	$1	($1)	$0	$0	$1	($20,434)	$1
Change in Inventory												
Change in Accounts Payable	$2,304	$0	$0	$0	($13,331)	$0	$0	$0	$0	$0	$13,331	$0
Change in Income Tax Payable	$7,766	$7,766	($73,101)	$7,768	$7,160	$7,159	$7,160	$7,161	$7,161	$7,162	$7,770	$7,771
Change in Sales Tax Payable	($85,619)	$9,335	$9,336	$9,335	$7,426	$7,425	$7,426	$7,426	$7,426	$7,425	$9,336	$9,335
Change in Prepaid Revenue												
Net Cash Flow from Operations	**($49,348)**	**$49,237**	**($31,627)**	**$49,244**	**$51,396**	**$44,292**	**$44,295**	**$44,298**	**$44,301**	**$44,304**	**$42,156**	**$49,262**
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												
Investments Received												
Dividends & Distributions	($72,000)											

Charlie Foxtrot

Change in Short-Term Debt	$34	$34	$34	$34	$35	$35	$35	$35	$35	$35	$35	$35
Change in Long-Term Debt	($775)	($778)	($781)	($784)	($787)	($790)	($793)	($795)	($798)	($801)	($804)	($807)
Net Cash from Financing	**($741)**	**($744)**	**($746)**	**($749)**	**($752)**	**($755)**	**($758)**	**($761)**	**($763)**	**($766)**	**($769)**	**($72,772)**
Cash at Beginning of Period	$856,711	$806,622	$855,115	$822,742	$871,236	$921,880	$965,418	$1,008,955	$1,052,493	$1,096,031	$1,139,568	$1,180,955
Net Change in Cash	($50,089)	$48,494	($32,374)	$48,495	$50,644	$43,538	$43,537	$43,538	$43,538	$43,538	$41,387	($23,510)
Cash at End of Period	**$806,622**	**$855,115**	**$822,742**	**$871,236**	**$921,880**	**$965,418**	**$1,008,955**	**$1,052,493**	**$1,096,031**	**$1,139,568**	**$1,180,955**	**$1,157,445**

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Net Cash Flow from Operations												
Net Profit	$33,201	$33,204	$33,207	$33,200	$30,684	$30,684	$30,688	$30,691	$30,692	$30,695	$33,218	$33,220
Depreciation & Amortization	$1,070	$1,070	$1,070	$1,070	$1,070	$1,070	$1,070	$1,070	$1,070	$1,070	$1,070	$1,070
Change in Accounts Receivable	($6,077)	($1)	$1	$0	$22,152	$0	$0	$0	$0	$0	($22,152)	($1)
Change in Inventory												
Change in Accounts Payable	$2,367	$0	$0	$0	($14,534)	$0	$0	$0	$0	$0	$14,534	$0
Change in Income Tax Payable	$8,301	$8,301	($81,270)	$8,301	$7,670	$7,672	$7,672	$7,672	$7,673	$7,674	$8,304	$8,305
Change in Sales Tax Payable	($90,663)	$9,904	$9,903	$9,903	$7,833	$7,833	$7,833	$7,833	$7,833	$7,833	$9,903	$9,904
Change in Prepaid Revenue												
Net Cash Flow from Operations	($51,801)	$52,478	($37,090)	$52,474	$54,874	$47,259	$47,262	$47,265	$47,268	$47,271	$44,877	$52,498
Investing & Financing												
Net Cash from Investing												
Assets Purchased or Sold												
Investments Received												
Dividends & Distributions												

Charlie Foxtrot

Change in Short-Term Debt	$36	$36	$36	$36	$36	$36	$36	$37	$37	$37	$37	$37
Change in Long-Term Debt	($811)	($814)	($817)	($820)	($823)	($826)	($829)	($832)	($835)	($838)	($841)	($845)
Net Cash from Financing	**($775)**	**($778)**	**($781)**	**($784)**	**($787)**	**($790)**	**($793)**	**($795)**	**($798)**	**($801)**	**($804)**	**($807)**
Cash at Beginning of Period	$1,157,445	$1,104,869	$1,156,569	$1,118,698	$1,170,388	$1,224,476	$1,270,946	$1,317,416	$1,363,886	$1,410,355	$1,456,825	$1,500,897
Net Change in Cash	($52,576)	$51,700	($37,871)	$51,690	$54,088	$46,470	$46,470	$46,470	$46,470	$46,470	$44,072	$51,690
Cash at End of Period	**$1,104,869**	**$1,156,569**	**$1,118,698**	**$1,170,388**	**$1,224,476**	**$1,270,946**	**$1,317,416**	**$1,363,886**	**$1,410,355**	**$1,456,825**	**$1,500,897**	**$1,552,588**

	2021	2022	2023
Net Cash Flow from Operations			
Net Profit	$323,470	$358,288	$383,384
Depreciation & Amortization	$14,836	$12,836	$12,836
Change in Accounts Receivable	($93,955)	($5,933)	($6,078)
Change in Inventory			
Change in Accounts Payable	$33,007	$2,304	$2,367
Change in Income Tax Payable	$80,868	$8,703	$6,275
Change in Sales Tax Payable	$94,954	$5,612	$5,852
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$453,180**	**$381,811**	**$404,636**
Investing & Financing			
Assets Purchased or Sold	($188,500)		
Net Cash from Investing	**($188,500)**		
Investments Received	$60,000		
Dividends & Distributions		($72,000)	
Change in Short-Term Debt	$9,076	$417	$436
Change in Long-Term Debt	$522,954	($9,493)	($9,929)
Net Cash from Financing	**$592,031**	**($81,076)**	**($9,493)**
Cash at Beginning of Period	$0	$856,711	$1,157,445
Net Change in Cash	$856,711	$300,735	$395,142
Cash at End of Period	**$856,711**	**$1,157,445**	**$1,552,588**